WACHOVIA CORPORATION AND SUBSIDIARIES

Third Quarter 2003

Management’s Discussion and Analysis
Quarterly Financial Supplement
Nine Months Ended September 30, 2003

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
NINE MONTHS ENDED SEPTEMBER 30, 2003
TABLE OF CONTENTS

EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to the results of operations presented in accordance with generally accepted accounting principles (GAAP), our management uses, and this quarterly financial supplement contains, certain non-GAAP financial measures, such as expenses excluding merger-related and restructuring expenses, the cumulative effect of a change in accounting principle, the dividend payout ratio on a basis that excludes merger-related and restructuring expenses, the cumulative effect of a change in accounting principle and other intangible amortization, and net interest income on a tax-equivalent basis.
     We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the financial services industry. Specifically, we believe that the exclusion of merger-related and restructuring expenses and the cumulative effect of a change in accounting principle, permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. Those non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information regarding segment performance, see the Business Segments section on page 12. This quarterly financial supplement contains information regarding estimates of our future expenses excluding merger-related and restructuring expenses. The amount and timing of those future merger-related and restructuring expenses, however, are not estimable until such expenses actually occur, and therefore, reconciliation information relating to those future expenses and GAAP expenses has not been provided.
     In addition, because of the significant amount of deposit base intangible amortization, we believe that the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses, the cumulative effect of a change in accounting principle, and other intangible amortization (cash earnings), and has communicated certain cash dividend payout ratio goals to investors. We believe that the cash dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.
     This quarterly financial supplement also includes net interest income on a tax-equivalent basis. We believe that the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.
     Further, we consummated our retail brokerage combination with Prudential Financial in the third quarter of 2003, and we have excluded the effect of that transaction and the consolidation of assets related to FIN 46 from certain performance measures, which management believes is useful to investors in comparing those performance measures with historical periods.
     Although we believe that the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2003	2002	2003	2002

Net interest income (GAAP)	$2,613	2,466	7,647	7,353
Tax-equivalent adjustment	63	54	190	159

Net interest income (Tax-equivalent)	$2,676	2,520	7,837	7,512

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Diluted earnings per common share (GAAP)	$0.83	0.66	2.35	1.95
Other intangible amortization	0.05	0.07	0.18	0.22
Merger-related and restructuring expenses	0.06	0.05	0.14	0.11
Cumulative effect of a change in accounting principle	(0.01)	—	(0.01)	—

Earnings per share (Cash basis)	$0.93	0.78	2.66	2.28

Dividends paid per common share	$0.35	0.26	0.90	0.74
Dividend payout ratios (GAAP)	42.17%	39.39	38.30	37.95
Dividend payout ratios (Cash basis) (a)	37.63%	33.33	33.83	32.46

	Nine Months			Estimated Impact
	Ended			Nine Months Ended
	September 30,			September 30,

							Non-
(Dollars in millions, except per share data)	2003		2002	Prudential	FIN 46	GAAP	GAAP

FEE AND OTHER INCOME
Total fee and other income	$6,887		6,027	495	—	14%	6

NONINTEREST EXPENSE
Noninterest expense	$9,439		8,640	523	—	—%	—
Merger-related and restructuring expenses	(308)		(242)	(43)	—	—	—

Total	$9,131		8,398	480	—	9%	3

NET INTEREST MARGIN
Basis points	371	bp	394	(9)	(2)	(23)	(12)
Percent	3.71%		3.94	(0.09)	(0.02)	3.71	3.82

CAPITAL MANAGEMENT SEGMENT
Noninterest expense	$2,431		1,934	480	—	26%	1

(a)	Dividend payout ratios are calculated by dividing dividends per common share by earnings per common share on a cash basis.

FINANCIAL HIGHLIGHTS

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
			Percent			Percent
			Increase			Increase
(Dollars in millions, except per share data)	2003	2002	(Decrease)	2003	2002	(Decrease)

EARNINGS SUMMARY
Net interest income (GAAP)	$2,613	2,466	6%	$7,647	7,353	4%
Tax-equivalent adjustment	63	54	17	190	159	19

Net interest income (Tax-equivalent)	2,676	2,520	6	7,837	7,512	4
Fee and other income	2,643	1,890	40	6,887	6,027	14

Total revenue (Tax-equivalent)	5,319	4,410	21	14,724	13,539	9
Provision for loan losses	81	435	(81)	500	1,171	(57)
Other noninterest expense	3,282	2,686	22	8,733	7,917	10
Merger-related and restructuring expenses	148	107	38	308	242	27
Other intangible amortization	127	152	(16)	398	481	(17)

Total noninterest expense	3,557	2,945	21	9,439	8,640	9
Minority interest in income of consolidated subsidiaries	55	—		80	—

Income before income taxes and cumulative effect
of a change in accounting principle (Tax-equivalent)	1,626	1,030	58	4,705	3,728	26
Tax-equivalent adjustment	63	54	17	190	159	19
Income taxes	475	60	—	1,368	885	55

Income before cumulative effect of a change in accounting principle	1,088	916	19	3,147	2,684	17
Cumulative effect of a change in accounting principle, net of income taxes	17	—		17	—

Net income	1,105	916	21	3,164	2,684	18
Dividends on preferred stock	—	3	—	5	15	(67)

Net income available to common stockholders	$1,105	913	21%	$3,159	2,669	18%

Diluted earnings per common share	$0.83	0.66	26%	$2.35	1.95	21%
Return on average common stockholders’ equity	13.71%	11.63	—	13.14%	11.95	—
Return on average assets	1.16%	1.13	—	1.20%	1.13	—

ASSET QUALITY
Allowance as % of loans, net	1.59%	1.81	—	1.59%	1.81	—
Allowance as % of nonperforming assets	175	149	—	175	149	—
Net charge-offs as % of average loans, net	0.33	0.59	—	0.42	0.80	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.95%	1.23	—	0.95%	1.23	—

CAPITAL ADEQUACY
Tier I capital ratio	8.67%	8.11	—	8.67%	8.11	—
Total capital ratio	12.21	12.02	—	12.21	12.02	—
Leverage ratio	6.56%	6.82	—	6.56%	6.82	—

OTHER FINANCIAL DATA
Net interest margin	3.51%	3.94	—	3.71%	3.94	—
Fee and other income as % of total revenue	49.68	42.86	—	46.77	44.52	—
Effective income tax rate	30.41%	6.20	—	30.30%	24.80	—

BALANCE SHEET DATA
Securities	$87,176	72,071	21%	$87,176	72,071	21%
Loans, net	165,925	157,542	5	165,925	157,542	5
Total assets	388,767	333,880	16	388,767	333,880	16
Total deposits	203,495	187,785	8	203,495	187,785	8
Long-term debt	37,541	39,758	(6)	37,541	39,758	(6)
Stockholders’ equity	$32,813	32,105	2%	$32,813	32,105	2%

OTHER DATA
Average diluted common shares (In millions)	1,338	1,374	(3)%	1,343	1,372	(2)%
Actual common shares (In millions)	1,328	1,373	(3)	1,328	1,373	(3)
Dividends paid per common share	$0.35	0.26	35	$0.90	0.74	22
Dividends paid per preferred share	$—	0.04	—	$0.05	0.16	(69)
Dividend payout ratio on common shares	42.17%	39.39	—	38.30%	37.95	—
Book value per common share	$24.71	23.38	6	$24.71	23.38	6
Common stock price	41.19	32.69	26	41.19	32.69	26
Market capitalization	$54,701	44,887	22	$54,701	44,887	22
Common stock to book price	167%	140	—	167%	140	—
FTE employees	87,550	80,987	8	87,550	80,987	8
Total financial centers/brokerage offices	3,399	3,342	2	3,399	3,342	2
ATMs	4,420	4,604	(4)%	4,420	4,604	(4)%

WACHOVIA

     This discussion and other portions of this Quarterly Report contain forward-looking statements. Please refer to our 2003 Third Quarter Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements. Please refer to our 2002 Annual Report on Form 10-K for further information related to our critical accounting policies, off-balance sheet profile, risk governance and administration, and regulation and supervision.

Summary of Results of Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions, except per share data)	2003	2002	2003	2002

Net interest income (GAAP)	$2,613	2,466	7,647	7,353
Tax-equivalent adjustment	63	54	190	159

Net interest income (a)	2,676	2,520	7,837	7,512
Fee and other income	2,643	1,890	6,887	6,027

Total revenue (a)	5,319	4,410	14,724	13,539
Provision for loan losses	81	435	500	1,171
Other noninterest expense	3,282	2,686	8,733	7,917
Merger-related and restructuring expenses	148	107	308	242
Intangible amortization	127	152	398	481

Total noninterest expense	3,557	2,945	9,439	8,640
Minority interest in income of consolidated subsidiaries	55	—	80	—
Income taxes	475	60	1,368	885
Tax-equivalent adjustment	63	54	190	159

Income before cumulative effect of a change in accounting principle	1,088	916	3,147	2,684
Cumulative effect of a change in accounting principle, net of income taxes	17	—	17	—

Net income	1,105	916	3,164	2,684
Dividends on preferred stock	—	3	5	15

Net income available to common stockholders	1,105	913	3,159	2,669

Diluted earnings per common share	$0.83	0.66	2.35	1.95

(a) Tax-equivalent

Financial Summary Wachovia’s diversified mix of businesses produces both the interest income traditionally associated with a banking company and the fee income generated by such businesses as brokerage, asset management and investment banking. Although all of these businesses, to varying degrees, are affected by fluctuations in the financial markets and other external factors, our goal is to produce a balanced and growing revenue stream over the course of a business cycle.

     The benefit of this balanced business model and our distribution strength in a challenging economic environment was evident in the first nine months of 2003, during which Wachovia increased net income available to common stockholders to $3.2 billion, an 18 percent increase from the first nine months of 2002. On a per common share basis, earnings rose 21 percent to $2.35. The increase was driven by growth in net interest income and fee income, and a decline in the provision for loan losses.

     The growth in fee income primarily reflected approximately $495 million from the addition of the Prudential Financial retail brokerage business to Wachovia Securities, LLC, which is discussed further in the Outlook and Business Segment sections. Excluding the Prudential transaction, fee income rose 6 percent from the first nine months of 2002, primarily due to improvement in trading account profits, lower net principal investing losses, an increase in asset securitization income, and gains on direct loan sales and on assets held for sale. Net interest income benefited from increased earning assets and improved spreads resulting from a rapidly increasing proportion of low-cost core deposits relative to a planned decline in higher cost products such as certificates of deposit.

     Provision expense declined 57 percent from the first nine months of 2002 reflecting improved loan quality and more favorable economic conditions. In the third quarter of 2003, the allowance for loan losses declined $73 million from June 30, 2003. Of the $73 million decline, $22 million was related to loans sold or transferred to held for sale. The remaining decline was due to improving credit quality trends. Our strategy is to actively reduce potential problem loans and certain large corporate loans, including the sale of at-risk credits whenever prudent. Continued positive trends in the economy and improving asset quality suggest that provision expense may be lower over the next few quarters and may result in a reduction in our allowance for loan losses. As we evaluate opportunities to position our company for continued strong earnings growth in 2004, we will consider a range of initiatives that may moderately increase expenses. In aggregate, we would not expect the net impact of a lower provision expense and the cost of any initiatives to be material to our results.

     Total noninterest expense increased 9 percent from the first nine months of 2002, or 3 percent excluding $480 million of expense related to the Prudential retail brokerage business and net merger-related and restructuring expenses. Our continued emphasis on cost control and expense efficiencies gained from the First Union and Wachovia merger integration has enabled us to more effectively control core expense growth.

     Wachovia paid common stockholders total dividends of $1.2 billion, or 90 cents per share, in the first nine months of 2003 compared with $1.0 billion, or 74 cents per share, in the first nine months of 2002. Wachovia paid holders of Dividend Equalization Preferred shares (DEPs) issued in connection with the First Union and Wachovia merger total dividends of $5 million, or 5 cents per share, in the first nine months of 2003 compared with $15 million or 16 cents per share, in the first nine months of 2002. Wachovia did not pay a dividend on the DEPs in the third quarter of 2003, when our common stock dividend of 35 cents per share exceeded the former Wachovia’s historical 30 cents per equivalent share dividend. The DEPs were a new class of preferred shares issued to shareholders of the former Wachovia who elected to receive them rather than a one-time cash payment of 48 cents per common share. In addition, future dividend rights of the DEPs will cease following the fourth quarter 2003 common stock dividend payment, when Wachovia’s total dividends paid to common stockholders will have equaled $1.20 per common share over four consecutive quarters. Wachovia has declared a common stock dividend of 35 cents per share, payable on December 15, 2003, to holders of record on November 28, 2003. More information on dividends is in the Stockholders’ Equity section.

     In addition, our tier 1 capital ratio improved from year-end 2002 to 8.67 percent at September 30, 2003, driven primarily by higher retained earnings and the impact of the Prudential retail brokerage transaction.

Outlook

     We continue to make excellent progress in meeting our corporate objectives of quality earnings growth, increased distribution of products and services, improved customer service, tight expense control and a strengthened balance sheet. Based on this consistent performance, our confidence in our balanced business model, our capital strength and improving market conditions, we have updated our 2003 outlook. This outlook is for the full year 2003 compared with 2002, unless otherwise noted:

•	Net interest income growth in the mid single-digit percentage range;

•	A net interest margin in the fourth quarter of 2003 consistent with the third quarter of 2003;

•	Fee income growth in the mid-upper teens percentage range;

•	Growth in noninterest expense (excluding merger-related and restructuring expenses) in the low- to mid-teens percentage range;

•	Loan growth in the low- to mid-single digit percentage range from the third quarter of 2003 (excluding the impact of securitization activity);

•	Net charge-offs as a percentage of average net loans at the lower end of our expected 40 basis point to 50 basis point range;

•	An effective tax rate of approximately 33 percent on a tax-equivalent basis;

•	A dividend payout ratio of 40 percent to 50 percent of earnings before merger-related and restructuring expenses, other intangible amortization and the cumulative effect of a change in accounting principle; and

•	Use of excess capital to opportunistically repurchase shares in the open market and to pursue financially attractive acquisitions.

     This outlook excludes the impact of our new FDIC-insured money market sweep product, which we estimate could add approximately $11.0 billion to $13 billion of securities to the balance sheet; move $5 million to $7 million of fee income to net interest income; and add an incremental $40 million to $50 million of net interest income in the fourth quarter of 2003. The new product is designed to improve liquidity and to reduce debt issuance while providing more attractive returns for clients.

     Noninterest expense growth will reflect our continuing investments for the future, including building new financial centers and upgrading financial center technology and infrastructure; hiring additional small business bankers and wealth relationship managers; making selected investments to enhance our distribution in asset management and insurance; and expanding our investment management capabilities.

     On July 1, 2003, we consummated the combination of the retail brokerage forces of Wachovia and Prudential Financial, Inc. Under the terms of the agreement, Wachovia owns a 62 percent interest in the new retail brokerage firm, which is a consolidated subsidiary of Wachovia, and Prudential owns the remaining 38 percent interest. This transaction created the third largest retail brokerage firm in the country, based on combined client assets of $568.5 billion and nearly 12,000 registered representatives. The new firm operates under the brand name of Wachovia Securities and has a national footprint of 3,400 brokerage locations, including nearly 800 dedicated retail offices in 48 states and Washington, D.C. The new full-service firm provides advice to clients based on research from multiple providers and has access to a broad suite of financial products and services from its parent organizations. The transaction is expected to be accretive to earnings per share in 2004, excluding the effect of merger-related and restructuring expenses. Merger-related and restructuring expenses and exit cost purchase accounting adjustments of approximately $1.1 billion pre-tax are projected in connection with this transaction over the anticipated 18-month integration period. In addition, we will record fair value purchase accounting adjustments on the Prudential assets and liabilities contributed to the new brokerage firm. The transaction added $14.4 billion of average earning assets and will add approximately $50 million to $60 million in net interest income; $1.0 billion in fee income; and $1.0 billion in expenses in 2003, excluding any merger-related and restructuring expenses referenced above that are incurred in 2003.

     We are optimistic about the future due to our growth strategies, improving economic conditions, and the demographic trends that favor our core businesses of the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. Financial performance has been enhanced by increased attention to customer service. Exceptional customer service and our broad distribution capability have contributed to growth in low-cost core deposits, where we are among the industry’s leaders in our markets. At the same time, our balanced business model positions us well to attract our customers’ investment business.

     We will continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. When consistent with our overall business strategy, we may consider the disposition of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

     On July 1, 2003, we implemented the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, relating to the consolidation of commercial paper conduits that we administer. Consolidation of these conduits added $9.1 billion in assets and $9.3 billion in short-term commercial paper borrowings in the third quarter of 2003. In addition, $12 million of fees was recharacterized as net interest income in the third quarter of 2003. These assets and liabilities were the only significant additions to our balance sheet from the implementation of FIN 46. The Accounting and Regulatory Matters section has further information.

Critical Accounting Policies

     Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America, and they conform to general practices within the applicable industries. The application of certain of these principles involves a significant amount of judgment and the use of estimates based on assumptions that involve significant uncertainty at the time of estimation.

     We have identified the following critical accounting policies: allowance for loan losses, retained interests in securitizations, principal investing, consolidation, pensions, stock options, goodwill impairment and contingent liabilities. For more information on all of these critical accounting policies, please refer to our 2002 Annual Report on Form 10-K. An update to some of these policies is provided below.

Consolidations As discussed in the Accounting and Regulatory Matters section, the provisions of FIN 46 were effective on February 1, 2003, for new variable interest entities created after January 31, 2003, and no later than December 31, 2003, for variable interest entities created before February 1, 2003. On July 1, 2003, we implemented FIN 46. Applying the provisions of FIN 46 involves a significant degree of subjectivity including the determination of the entities in which we have a potential variable interest, whether that entity is a variable interest entity and, subject to the provisions of FIN 46, whether we are the primary beneficiary of the entity, and thus required to consolidate the variable interest entity. These determinations require the assessment of both quantitative and qualitative factors regarding both our interests in the entities and characteristics of the entities themselves. The assessment of these factors involves a significant amount of judgment, and at times, estimation of expected operating results of an entity.

Pensions In May 2003, we amended our qualified pension plan to convert to a cash balance plan effective January 1, 2008. Until that time, benefits will continue to be earned and paid under the current plan. In connection with this plan amendment, we remeasured plan assets and benefit obligations as of May 31, 2003, and recalculated 2003 pension expense. As a result of the plan amendment, updated assumptions and company contributions to the plan, our pension expense is expected to increase for the full year 2003 compared with 2002 by approximately $86 million, $13 million of which is related to Prudential. The assumptions used in calculating our 2003 pension expense for the rest of 2003 are a discount rate of 6.00 percent (compared with 6.75 percent at the beginning of the year), a weighted average rate of increase in future compensation levels of 3.50 percent (compared with 3.75 percent at the beginning of the year) and an expected rate of return on plan assets of 8.50 percent (unchanged). As of May 31, 2003, the fair value of the plan assets exceeded both the total obligation and the accumulated benefit obligation, and as a result, the plan was over-funded. In addition, in May 2003, we also amended our postretirement medical plan effective January 1, 2008. As a result of the plan amendments and updated assumptions, retirement benefit expense is expected to decrease for the full year 2003 compared with 2002 by $16 million.

Stock Options Stock options granted in April 2003 will vest over the five years from the date of grant. Using the Black-Scholes option pricing model, the grant date fair value of options awarded in 2003 was $8.38 per share. The assumptions used in determining the fair value of these options include a risk-free interest rate of 3.15 percent, a dividend yield of 3.10 percent, a weighted average expected life of six years and volatility of 28.0 percent. Assuming we were to continue our stock option grants at comparable levels for the next five years and assuming all fair value and vesting assumptions and outstanding shares remain unchanged, the after-tax impact on net income available to common stockholders and diluted earnings per share would be approximately $65 million, or $0.05, in 2003; $86 million, or $0.06, in 2004; $69 million, or $0.05, in 2005; $77 million, or $0.06, in 2006; $97 million, or $0.07, in 2007; and $102 million, or $0.08, in 2008.

Corporate Results of Operations

Average Balance Sheets and Interest Rates

	Nine Months Ended		Nine Months Ended
	September 30, 2003		September 30, 2002

	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates

Interest-bearing bank balances	$4,262	1.34%	$3,276	2.00%
Federal funds sold	14,485	1.04	11,104	1.88
Trading account assets	17,841	4.41	14,805	4.92
Securities	73,205	5.39	59,074	6.50
Commercial loans, net	92,131	4.62	98,326	5.20
Consumer loans, net	65,767	5.74	56,521	6.96

Total loans, net	157,898	5.09	154,847	5.84

Other earning assets	14,428	4.12	11,404	5.13

Risk management derivatives	—	0.53	—	0.54

Total earning assets	282,119	5.34	254,510	6.23

Interest-bearing deposits	151,482	1.35	140,210	2.08
Federal funds purchased	40,602	1.38	32,119	1.83
Commercial paper	5,689	0.96	3,154	1.17
Securities sold short	7,909	2.69	6,551	2.45
Other short-term borrowings	5,424	1.32	3,475	2.56
Long-term debt	36,953	4.04	38,951	4.32
Risk management derivatives	—	0.07	—	0.15

Total interest-bearing liabilities	248,059	1.86	224,460	2.59

Net interest income and margin	$7,837	3.71%	$7,512	3.94%

Net Interest Income and Margin Net interest income increased $325 million, or 4 percent, in the first nine months of 2003 from the first nine months of 2002, while the net interest margin declined 23 basis points to 3.71 percent. Excluding the third quarter 2003 addition of lower spread assets from the Prudential retail brokerage business and from the conduit consolidation under FIN 46, the net interest margin would have declined 12 basis points to 3.82 percent. Net interest income grew due to an 11 percent increase in average earning assets including $14 billion in average securities and $3.1 billion in average loans, supported by growth in low-cost core deposits. The increase in earning assets in the first nine months of 2003 included $5.0 billion in average earning assets from the Prudential retail brokerage business and $3.2 billion in average earning assets from conduits consolidated in connection with FIN 46, as well as $1.4 billion in securities that represented advanced funding of a new FDIC-insured money market sweep product being introduced to clients. The new product is designed to improve liquidity and to reduce debt issuance while providing more attractive returns for clients.

     Typically bank liabilities, such as deposits, reprice in tandem with changes in short-term rates, while many asset positions are influenced by longer-term rates. Our interest rate risk position generally benefits in a declining rate environment because liabilities reprice more quickly than assets. However, when long-term rates decline faster than short-term rates, this benefit is somewhat offset. The Interest Rate Risk Management section includes further information. The average federal funds discount rate declined 57 basis points from the first nine months of 2002, while longer-term 5- and 10-year Treasury bond rates declined 121 basis points and 89 basis points, respectively. Our current reinvestment strategy is designed to minimize margin compression while reducing duration or long-term risk.

     In order to maintain our targeted interest rate risk profile, derivatives are used to hedge the interest rate risk inherent in our assets and liabilities. In a declining rate environment, an increase in the contribution of derivatives, primarily interest rate swaps on fixed rate debt and floating rate loans, offsets declining net interest income from our balance sheet positions. However, it is important to evaluate hedge-related derivative income within the overall context of interest rate risk management. Our derivatives activity is undertaken as part of a program to manage interest rate risk and maintain a stable net interest margin. As one example, we use derivatives to swap our fixed rate debt issuances to floating rate debt. We do this rather than issue floating rate debt because there is a broader market for fixed rate debt. The Risk Governance and Administration section provides additional information on our methodology for interest rate risk management.

     The average rate on earning assets declined 89 basis points from the first nine months of 2002 to 5.34 percent in the first nine months of 2003, and the average rate on interest-bearing liabilities decreased 73 basis points from the first nine months of 2002 to 1.86 percent in the first nine months of 2003.

Fee and Other Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2003	2002	2003	2002

Service charges	$439	432	1,295	1,277
Other banking fees	257	232	738	709
Commissions	732	440	1,603	1,329
Fiduciary and asset management fees	657	448	1,591	1,438
Advisory, underwriting and other investment banking fees	216	149	581	491
Trading account profits (losses)	(6)	(71)	163	66
Principal investing	(25)	(29)	(126)	(161)
Securities gains	22	71	69	123
Other income	351	218	973	755

Total fee and other income	$2,643	1,890	6,887	6,027

Fee and Other Income Traditionally banks have earned fee and other income from service charges on deposit accounts and other banking products and services, and these continue to be one of the largest components of our fee income. In addition, we have balanced our earnings stream with a diversified mix of businesses that provide alternative investment and financing products and services for the more sophisticated needs of our clients. These alternative products produce income in our brokerage, asset management and investment banking businesses from commissions and fees for financial advice, custody, insurance and sophisticated financing alternatives such as loan syndications and asset securitizations. Additionally, we realize gains from selling our investments in securities such as bonds and equities. The fees on many of these products and services are based on market valuations, and therefore have been sensitive to downturns in the financial markets of the past two years. As the markets begin to recover, we are seeing gradual improvement in these market-sensitive businesses.

     In the nine months ended September 30, 2003, fee and other income represented 47 percent of total revenue. Fee and other income increased from the first nine months of 2002 due primarily to improvement in trading account profits, lower net principal investing losses and an increase in asset securitization income and assets held for sale gains. Commissions, fiduciary and asset management fees, and advisory, underwriting and other investment banking fees reflected the impact of the addition of the Prudential retail brokerage business.

     Service charges increased slightly from the first nine months of 2002, reflecting growth in checking accounts. There also was a modest increase in other banking fees driven primarily by debit card income and mortgage-related fees. Commissions, which include brokerage and insurance commissions, increased primarily due to the addition of the Prudential retail brokerage business. Advisory, underwriting and other investment banking fees primarily include fees from asset securitization, loan syndication and debt underwriting businesses, as well as commitment fees. In these businesses, we act as the agent between our clients and the investors who provide financing. An improving equity market and strong activity in new product offerings in our fixed income businesses enabled advisory, underwriting and other investment banking fees to grow 18 percent from the first nine months of 2002.

     Trading account profits increased $97 million from the first nine months of 2002, primarily due to strength in fixed income products. We believe that normalized trading account profits would be in the $25 million to $50 million range per quarter. Principal investing, which includes the results of investments in equity and mezzanine securities, had lower net losses compared with the first nine months of 2002 primarily due to a reduction in net losses in direct investments.

     Net portfolio securities gains were $69 million in the first nine months of 2003, down $54 million from the same period in 2002, and included net gains from portfolio sales of $210 million offset by $141 million in impairment losses. Net portfolio securities gains in the first nine months of 2002 included net gains from portfolio sales of $247 million offset by $124 million in impairment losses.

     Other income increased $218 million from the first nine months of 2002. This included a $92 million increase in asset securitization and sales income in the first nine months of 2003 compared with the first nine months of 2002. Of the $92 million increase, $96 million related to mortgage securitization and sales partially offset by a decline of $4 million related to securitization and sales of prime equity lines. The sale of loans out of the portfolio and market value adjustments on loans held for sale resulted in a net gain of $142 million in the first nine months of 2003 compared with $40 million in the first nine months of 2002.

Noninterest Expense

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2003	2002	2003	2002

Salaries and employee benefits	$2,109	1,588	5,556	4,916
Occupancy	220	195	607	584
Equipment	264	234	736	691
Advertising	38	20	104	64
Communications and supplies	156	136	433	402
Professional and consulting fees	109	111	312	295
Sundry expense	386	402	985	965

Other noninterest expense	3,282	2,686	8,733	7,917
Merger-related and restructuring expenses	148	107	308	242
Other intangible amortization	127	152	398	481

Total noninterest expense	$3,557	2,945	9,439	8,640

Noninterest Expense Noninterest expense increased 9 percent from the first nine months of 2002 due primarily to the addition of $480 million in expense related to the Prudential retail brokerage business. Excluding Prudential and merger-related and restructuring expenses, noninterest expense year over year would have increased only 3 percent from higher revenue-based incentives, stock option expense and nondiscretionary costs such as pension expense. The increase in noninterest expense was partially offset by the impact of expense control initiatives and merger efficiencies. Salaries and employee benefits expense in the first nine months of 2003 included additional pension expense of $63 million, and $75 million related to the fair value method of accounting for stock options compared with $38 million in the first nine months of 2002. Advertising expense increased due to rebranding activity.

Merger-Related and Restructuring Expenses In connection with the Prudential Financial retail brokerage transaction, which closed on July 1, 2003, we began recording certain merger-related and restructuring expenses in the third quarter of 2003. These expenses are reflected in our consolidated statements of income.

     We have essentially completed the integration of First Union and the former Wachovia as it relates to high customer impact areas. We expect to recognize approximately $300 million of merger-related and restructuring expenses through September 2004 in connection with this transaction, including costs related to information technology infrastructure consolidation, advertising costs, some remaining branch consolidations and severance costs related to remaining displacements. In the first quarter of 2003, we reduced our estimate of anticipated one-time charges related to the First Union and Wachovia merger by $110 million to $125 million, to an estimated maximum of $1.4 billion over the three-year integration period.

     Beginning in the first quarter of 2003, restructuring expenses are being recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which became effective January 1, 2003. The Accounting and Regulatory Matters section has further information.

     We recorded $308 million in net merger-related and restructuring expenses in the first nine months of 2003. This included $271 million of expenses related to the First Union-Wachovia merger, offset by $6 million in reversals of previously recorded restructuring expenses, and $43 million related to the Prudential transaction. These expenses primarily related to systems conversions, and occupancy and equipment costs. Net merger-related and restructuring expenses also included $43 million of incremental advertising expense specifically related to First Union-Wachovia merger activity such as branch conversions. We recorded $6 million of employee termination costs and displacement activity in the first nine months of 2003.

     Since the consummation of the First Union-Wachovia merger on September 1, 2001, $293 million of employee termination costs have been recorded representing approximately 3,700 employee terminations. Of the 3,700 employees, 46 percent were from staff support areas within the Parent, 21 percent were from the General Bank, 14 percent were from Capital Management, 12 percent were from the Corporate and Investment Bank, and 7 percent were from Wealth Management. Of the $293 million, $141 million was recorded as merger-related and restructuring expenses and $152 million was recorded as purchase accounting adjustments. Through September 30, 2003, we have paid $124 million in employee termination costs recorded as merger-related and restructuring expenses and $145 million as purchase accounting adjustments, leaving $17 million and $7 million from the restructuring and purchase accounting accruals, respectively, for future payments.

     In the first nine months of 2002, we recorded $242 million in merger-related and restructuring expenses primarily in connection with the First Union-Wachovia merger. This included $363 million of expenses offset by $121 million in gains from the sale of 27 First Union branch offices. These expenses consisted primarily of systems conversion, occupancy and equipment, and employee termination costs.

Goodwill and Other Intangible Assets We recorded purchase accounting adjustments to reflect Prudential Financial’s contributed assets and liabilities at their respective fair values as of July 1, 2003, and to reflect certain exit costs related to Prudential’s contributed business, which has the effect of increasing goodwill. These purchase accounting adjustments are preliminary and subject to refinement.

     In connection with the Prudential transaction, we estimate merger-related and restructuring expenses and exit cost purchase accounting adjustments of approximately $1.1 billion pre-tax over the anticipated 18-month integration period. At September 30, 2003, we recorded goodwill of $196 million and customer relationship intangibles of $151 million ($91 million after tax) related to the Prudential contributed business. In addition, we recorded preliminary fair value purchase accounting adjustments of $142 million ($86 million after tax) and exit cost purchase accounting adjustments of $93 million ($61 million after tax), primarily related to occupancy and equipment costs. The fair value purchase accounting adjustments related to the Prudential contributed business are subject to further refinement for up to one year from July 1, 2003. At July 1, 2003, the fair value of the Prudential contributed net assets (contributed value) less their book value was $140 million.

Business Segments

     We provide a diversified range of banking and nonbanking financial services and products primarily through our four core business segments, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. The results for these four core business segments are presented excluding merger-related and restructuring expenses, deposit base and other intangible amortization, minority interest and the cumulative effect of a change in accounting principle. This is the basis upon which we manage the operations of and allocate capital to our business segments, and therefore, is the basis upon which we present the profit measure of segment performance under GAAP. In addition, for segment reporting purposes, net interest income is presented to reflect tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income on a tax-equivalent basis is also used in determining the cash overhead efficiency ratios presented for each business segment. This ratio is calculated by dividing noninterest expense, excluding merger-related and restructuring expenses, and deposit base and other intangible amortization, by the sum of tax-equivalent net interest income and fee and other income.

     In addition, we use other financial segment profitability measures such as Risk Adjusted Return on Capital (RAROC) and Economic Profit to allocate resources to our various segments and to assess the performance of our segments. We believe this approach is consistent with the complexity of our businesses and that no single metric is adequate to measure segment performance. Rather, we use a range of segment performance measures, which we believe is necessary to adequately evaluate segment performance and to provide a more complete financial review of each segment. Because we use these segment profit measures for this purpose, we believe investors may also find them useful in evaluating the financial performance and trends of our business segments.

     RAROC is a ratio of return to risk, and is calculated by dividing economic net income (reported net income adjusted for intangible amortization and the after-tax impact of merger-related and restructuring expenses, the cumulative effect of a change in accounting principle and expected losses) by economic capital (capital assigned based on a statistical assessment of the credit, market, operating and other risks taken to generate profits in a particular business unit or product).

     Economic Profit is a measure of earnings over and above an explicit charge for the capital used to support a specific transaction or a line of business. This metric is calculated by deducting a capital charge (economic capital times the cost of capital) from economic net income. The charge for economic capital reflects the minimum return that stockholders should expect based on the capital asset pricing model. For 2003, we have calculated our cost of capital to be 11 percent, the same as in 2002.

     We continuously assess our assumptions, methodologies and reporting classifications to better reflect the true economics of our business segments. Business segment results for 2002 were restated to reflect several significant refinements that were incorporated for 2003. For example, in the first quarter of 2003, we incorporated cost methodology refinements to better align support costs to our business segments and product lines. The impact to segment earnings for full year 2002 as a result of these refinements was a $46 million decrease in the General Bank, a $25 million increase in Capital Management, a $4 million decrease in Wealth Management, a $3 million decrease in the Corporate and Investment Bank, and a $28 million increase in the Parent. In addition, we have realigned the lines of business of our Corporate and Investment Bank for internal management reporting purposes to better reflect the way we manage our corporate and investment banking businesses and to provide more clarity about the relative market sensitivity of these businesses. This realignment does not affect Corporate and Investment Bank combined results.

General Bank
Performance Summary

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(Dollars in millions)	2003	2002	2003	2002

Income statement data
Net interest income (Tax-equivalent)	$1,886	1,738	5,442	5,108
Fee and other income	568	520	1,711	1,526
Intersegment revenue	48	38	136	120

Total revenue (Tax-equivalent)	2,502	2,296	7,289	6,754
Provision for loan losses	121	114	325	327
Noninterest expense	1,340	1,282	3,961	3,765
Income taxes (Tax-equivalent)	379	329	1,096	972

Segment earnings	$662	571	1,907	1,690

Performance and other data
Economic profit	$495	395	1,390	1,156
Risk adjusted return on capital (RAROC)	45.82%	38.53	44.06	38.16
Economic capital, average	$5,643	5,683	5,622	5,689
Cash overhead efficiency ratio (Tax-equivalent)	53.54%	55.87	54.34	55.75
Lending commitments	$63,509	56,469	63,509	56,469
Average loans, net	114,217	101,429	112,705	100,131
Average core deposits	$155,098	141,861	150,622	139,220
FTE employees	35,451	36,175	35,451	36,175

General Bank The General Bank serves 8 million retail households and 900,000 small and middle-market businesses in 11 East Coast states and Washington, D.C., through 2,600 financial centers, 4,400 automated teller machines and online and telephone banking. Customized retail deposit and lending products include checking, savings and money market accounts, time deposits and IRAs, home equity, residential mortgage, student loans, credit cards and personal loans; and investment products include mutual funds and annuities. Retail banking includes services to small businesses with annual revenues up to

$3 million. Business banking includes a full range of deposit, credit and investment products and services to businesses with annual revenues between $3 million and $15 million. Commercial customers, typically with annual revenues between $15 million and $250 million, receive comprehensive commercial deposit, lending and commercial real estate solutions, as well as access to asset management, global treasury management and capital markets products and services through partnerships with Capital Management, Wealth Management, and the Corporate and Investment Bank.

     Our strategic focus is on providing superior execution of sales and service strategies to acquire, deepen, enhance and retain customer relationships through exceptional service, in-depth customer knowledge, and tailored products and services. Our goal is to increase the proportion of our customers who transact, save or invest, and borrow with us, and reduce the number of single-service users. The General Bank is particularly focused on providing excellent service to customers, growing low-cost core deposits, and improving both loan spreads and efficiency.

     The General Bank segment includes our Commercial, and Retail and Small Business lines of business. General Bank earnings increased $217 million in the first nine months of 2003 from the first nine months of 2002 due to higher consumer real estate-secured balances and strong growth in small business lending and core deposits.

     The rise in net interest income reflected 13 percent growth in average loans and 8 percent growth in average core deposits. Growth in average low-cost core deposits was particularly strong at 19 percent from the first nine months of 2002. Fee and other income rose due to mortgage-related revenue and strong debit card revenue.

     Noninterest expense increased 5 percent from the first nine months of 2002, reflecting higher production-based costs such as incentives. Strong expense management and the realization of merger efficiencies were evident in an improved cash overhead efficiency ratio of 54.3 percent in the first nine months of 2003, down from 55.8 percent in the first nine months of 2002.

Capital Management
Performance Summary

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(Dollars in millions)	2003	2002	2003	2002

Income statement data
Net interest income (Tax-equivalent)	$77	42	154	123
Fee and other income	1,292	729	2,827	2,300
Intersegment revenue	(17)	(18)	(52)	(54)

Total revenue (Tax-equivalent)	1,352	753	2,929	2,369
Provision for loan losses	—	—	—	—
Noninterest expense	1,144	614	2,431	1,934
Income taxes (Tax-equivalent)	76	51	182	159

Segment earnings	$132	88	316	276

Performance and other data
Economic profit	$95	70	241	219
Risk adjusted return on capital (RAROC)	39.94%	53.07	46.83	52.98
Economic capital, average	$1,308	658	901	696
Cash overhead efficiency ratio (Tax-equivalent)	84.66%	81.59	83.03	81.65
Average loans, net	$135	177	136	177
Average core deposits	$1,754	1,314	1,488	1,294
FTE employees	19,911	12,999	19,911	12,999

Capital Management Capital Management has created a growing and diversified business with a balanced mix of products and multiple channels of distribution. Through these channels, we offer a full line of investment products and services, including retail brokerage services, fixed and variable annuities, defined benefit and defined contribution retirement services, mutual funds, other customized investment advisory services, and corporate and institutional trust services. Since the July 1, 2003, combination of the retail securities brokerage forces of Wachovia and Prudential Financial, these products and services have been available through nearly 12,000 registered representatives operating in our national retail brokerage network of nearly 800 dedicated retail offices in 48 states and Washington, D.C.; full-service retail financial centers in our East Coast marketplace; and online brokerage. Financial reporting for this segment beginning with this quarter includes the addition of the Prudential Financial retail brokerage operations. The Parent reflects the impact of Prudential’s 38 percent interest in this business.

     Capital Management lines of business are Retail Brokerage Services, which includes the retail brokerage and insurance groups; and Asset Management, which includes mutual funds, customized investment advisory services, and corporate and institutional trust services.

     Capital Management’s results were largely driven by the addition of the Prudential Financial retail brokerage business in the third quarter of 2003, although underlying performance also continued to strengthen due to improved equity markets. Earnings increased 14 percent in the first nine months of 2003 compared with the first nine months of 2002. Total revenue increased 24 percent and noninterest expense increased 26 percent. Excluding the impact of Prudential, noninterest expense increased modestly from the first nine months of 2002.

     Assets under management increased $9.1 billion from December 31, 2002, to $241.6 billion at September 30, 2003, as equity markets improved. Record net fluctuating fund sales and institutional fixed income inflows offset money market outflows. Mutual fund assets of $113.7 billion increased slightly from year-end 2002 due to positive net inflows to equity funds and continued strength in fixed income funds, including $2.8 billion in closed-end fund offerings in the first nine months of 2003. Broker client assets of $568.5 billion at September 30, 2003, more than doubled from December 31, 2002, including $280.9 billion from the Prudential Financial retail brokerage business.

Wealth Management
Performance Summary

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(Dollars in millions)	2003	2002	2003	2002

Income statement data
Net interest income (Tax-equivalent)	$115	100	325	297
Fee and other income	132	122	398	394
Intersegment revenue	1	1	4	4

Total revenue (Tax-equivalent)	248	223	727	695
Provision for loan losses	2	3	11	11
Noninterest expense	180	161	525	487
Income taxes (Tax-equivalent)	23	21	70	72

Segment earnings	$43	38	121	125

Performance and other data
Economic profit	$26	24	79	87
Risk adjusted return on capital (RAROC)	37.14%	37.52	38.03	43.53
Economic capital, average	$403	364	393	358
Cash overhead efficiency ratio (Tax-equivalent)	72.39%	72.08	72.29	70.14
Lending commitments	$3,843	3,145	3,843	3,145
Average loans, net	9,833	8,854	9,604	8,630
Average core deposits	$11,083	10,006	10,855	9,928
FTE employees	3,839	3,760	3,839	3,760

Wealth Management Wealth Management provides a comprehensive suite of private banking, trust and investment management, financial planning and insurance services primarily to high net worth individuals and families through 57 teams of relationship managers and product specialists. Strategic partnerships with the General Bank, Capital Management, and the Corporate and Investment Bank ensure that a comprehensive array of financial solutions is available to clients across the entire Wachovia franchise. Products and services offered through Wealth Management include cash management; online account aggregation, banking and bill payment; credit and debt management products; risk management services including insurance; investment management and advisory services including equity, fixed income and alternative investment services; financial, tax and estate planning services; philanthropy management including charitable trusts, foundation and planned giving services; and legacy management including personal trust and estate settlement services.

     The 3 percent decline in Wealth Management’s earnings from the first nine months of 2002 primarily reflected 5 percent growth in total revenue offset by an 8 percent increase in noninterest expense. Net interest income grew 9 percent as a result of continued strong loan and deposit production. Fee and other income rose modestly on higher insurance commissions, largely due to the third quarter 2002 Cameron M. Harris & Co., acquisition. Trust and investment management fees declined, reflecting lower average equity valuations in the first nine months of 2003. Noninterest expense rose due to higher benefit and incentive expense as well as the Cameron M. Harris & Co. acquisition.

     Steady loan and deposit production throughout the year drove average loans up 11 percent and average core deposits up 9 percent from the first nine months of 2002. Loan growth was strongest in the consumer sector. Higher checking and money market account balances led deposit growth. Assets under management of $62.5 billion represented a modest increase from year-end 2002.

Corporate and Investment Bank
Performance Summary

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(Dollars in millions)	2003	2002	2003	2002

Income statement data
Net interest income (Tax-equivalent)	$559	602	1,674	1,768
Fee and other income	560	347	1,709	1,340
Intersegment revenue	(31)	(20)	(86)	(62)

Total revenue (Tax-equivalent)	1,088	929	3,297	3,046
Provision for loan losses	10	317	215	832
Noninterest expense	578	509	1,700	1,545
Income taxes (Tax-equivalent)	187	40	514	252

Segment earnings	$313	63	868	417

Performance and other data
Economic profit	$140	15	393	160
Risk adjusted return on capital (RAROC)	21.14%	11.88	19.82	13.92
Economic capital, average	$5,444	6,964	5,950	7,324
Cash overhead efficiency ratio (Tax-equivalent)	53.20%	54.71	51.58	50.71
Lending commitments	$73,606	84,188	73,606	84,188
Average loans, net	32,145	40,250	34,271	41,713
Average core deposits	$16,472	12,832	15,144	12,599
FTE employees	4,305	4,308	4,305	4,308

Corporate and Investment Bank Our Corporate and Investment Bank serves 2,600 domestic and international corporate clients typically with revenues in excess of $250 million, and 1,500 targeted institutional investor relationships. Corporate coverage primarily targets 10 key industry sectors: healthcare; technology; media and communications; information technology and business services; financial institutions; real estate; consumer and retail; industrial growth; defense and aerospace; and energy and power.

     The Corporate and Investment Bank segment includes Corporate Lending, Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.

•	Corporate Lending products and services include large corporate lending, loan syndications and commercial leasing.

•	Treasury and Trade Finance includes treasury management products and services, domestic and international correspondent banking operations, and international trade services.

•	Investment Banking products and services include equity capital markets, merger and acquisition advisory services, equity linked products and the activities of our fixed income division (including interest rate products, credit products, structured products and nondollar products).

•	Principal Investing includes direct investments primarily in private equity and mezzanine securities and investments in funds sponsored by select private equity and venture capital groups.

     Corporate and Investment Bank earnings more than doubled to $868 million in the first nine months of 2003. Total revenue increased 8 percent in the same period as strong results in fixed income products, lower net principal investing losses and improvement in trading account profits more than offset a decline in net interest income from lower loan balances in corporate lending. Provision expense fell $617 million from the first nine months of 2002 due to higher recoveries, improved credit quality and more favorable economic conditions. Economic capital usage declined 19 percent due to improved credit quality and lower unfunded commitments.

     Net interest income declined 5 percent, or $94 million, from the first nine months of 2002. Average net loans declined 18 percent from the first nine months of 2002 as a result of weak loan demand and lower credit facility usage, as well as portfolio management activity designed to reduce risk and to improve returns. Average core deposits increased 20 percent in the same period due to growth in commercial mortgage servicing and international trade finance.

     Fee and other income increased $369 million from the first nine months of 2002, led by strong investment banking trading account profits, which increased $125 million from the first nine months of 2002. Higher commercial mortgage-backed securities fees, foreign exchange results and improvement in convertible bond trading results more than offset a decline in credit default swap results. Fee income also improved due to increased underwriting fees in fixed income and loan syndications.

     The provision for loan losses of $215 million included $37 million related to the sale of loans or transfer of loans to loans held for sale of $1.6 billion of exposure. The provision was higher in the first nine months of 2002 primarily related to higher net charge-offs in the telecommunications sector, Argentina and the energy services sector.

     Principal investments, which are classified in other assets on our consolidated balance sheet, are recorded at fair value, with realized and unrealized gains and losses included in principal investing income in the results of operations. The carrying value of the principal investing portfolio at September 30, 2003, was $1.8 billion, consisting of $173 million in direct equity investments that are publicly traded, $330 million of direct investments in mezzanine securities (typically subordinated debt), $490 million of direct private equity investments and $784 million in private equity fund investments. The principal investing portfolio was $2.1 billion at year-end 2002.

     In the first nine months of 2003, principal investing net losses were $126 million, consisting of $181 million in gross gains and $307 million in gross losses. Net losses were attributable to both our direct investment portfolio and our investments in private equity funds, which accounted for $44 million and $82 million of net losses, respectively. Net losses in the first nine months of 2002 were $161 million, which included $145 million in gross gains and $306 million in gross losses.

Parent Parent includes all of our asset and liability management functions, as well as:

•	The goodwill and deposit base intangible assets, and related funding costs;

•	Certain revenue items not recorded in the business segments discussed in the Fee and Other Income section;

•	Certain expenses that are not allocated to the business segments;

•	Branch sale gains and the results of The Money Store home equity lending, mortgage servicing, indirect auto leasing and credit card businesses that have been divested or are being wound down; and

•	The results of our HomEq Servicing business, which is responsible for loan servicing for the former Money Store loans and home equity loans generated by our mortgage company, as well as servicing for third party portfolios.

     Earnings in the Parent were $118 million in the first nine months of 2003 compared with $327 million in the first nine months of 2002. Total revenue in the Parent declined $193 million from the first nine months of 2002 to $482 million in the first nine months of 2003 primarily as a result of a $65 million reduction in mortgage banking income and a $62 million reduction in security gains. The decline in mortgage banking income was primarily related to increased deferral of loan origination fees from higher origination volume. Loan origination fees and costs are accounted for on a cash basis in the core business segments and the Parent includes an adjustment to defer and amortize the fees and costs over the life of the loan. In addition, advisory fees in the first nine months of 2002 included an incremental $42 million related to the securitization of assets from one of our multi-seller commercial paper conduits. Trading losses of $26 million in the first nine months of 2003 included a $31 million loss related to liquidity agreements we have with the conduits that we administer. Trading losses of $24 million in the first nine months of 2002 included a $42 million loss related to the purchase of $361 million of assets from the conduit pursuant to a credit enhancement agreement we had with the conduit.

     Noninterest expense declined by $153 million from the first nine months of 2002 primarily due to reduced deposit base intangible amortization and lower costs associated with legal settlements. Income tax expense increased $117 million from the first nine months of 2002, which included the recognition in 2002 of a tax benefit related to a realized tax loss on our investment in The Money Store. For segment reporting, income tax expense or benefit is allocated to each business segment, and any difference between the total for all business segments and the consolidated results is included in the Parent.

     Third quarter financial reporting for this segment reflects the impact of Prudential’s 38 percent interest. Net interest income, fee income and noninterest expense related to this transaction are included in Capital Management.

Balance Sheet Analysis

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of U.S. Government agency and asset-backed securities. Activity in this portfolio is undertaken primarily to manage liquidity, interest rate risk and regulatory capital, and to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $87.2 billion at September 30, 2003, an increase from $75.8 billion at December 31, 2002, related to the addition of $5.1 billion from the consolidation of the conduits in connection with FIN 46 and $8.7 billion in securities related to the introduction of a new FDIC-insured sweep product.

     Securities available for sale included an unrealized gain of $2.3 billion at September 30, 2003, and $2.7 billion at December 31, 2002. The average rate earned on securities available for sale was 5.39 percent in the first nine months of 2003 and 6.50 percent in the first nine months of 2002.

     In connection with certain securitizations, we retain interests in the form of either bonds or residual interests. The retained interests resulted primarily from the securitization of residential mortgage loans and prime equity lines. Included in securities available for sale at September 30, 2003, were residual interests with a market value of $1.3 billion, which included a net unrealized gain of $465 million, and retained bonds from securitizations with a market value of $12.0 billion, which included a net unrealized gain of $402 million. At December 31, 2002, securities available for sale included residual interests with a market value of $1.3 billion, which included a net unrealized gain of $491 million and retained bonds from securitizations with a market value of $18.0 billion, which included a net unrealized gain of $649 million.

     At September 30, 2003, retained bonds with an amortized cost of $9.0 billion and a market value of $9.3 billion were rated as investment grade by external rating agencies. Retained bonds with an amortized cost of $8.3 billion and a market value of $8.6 billion at September 30, 2003, have external credit ratings of AA and above.

     The decrease in retained interests in securities available for sale from December 31, 2002, was primarily due to pay-downs in retained bonds.

Loans — On-Balance Sheet

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial
Commercial, financial and agricultural	$55,181	54,857	56,476	56,501	57,899
Real estate — construction and other	5,741	5,442	4,712	4,542	4,990
Real estate — mortgage	15,746	17,538	18,550	18,962	19,535
Lease financing	23,598	23,204	23,060	22,667	22,616
Foreign	6,815	6,622	6,433	6,425	6,992

Total commercial	107,081	107,663	109,231	109,097	112,032

Consumer
Real estate secured	51,516	47,853	47,623	46,706	38,721
Student loans	8,160	7,657	7,466	6,921	6,305
Installment loans and vehicle leasing	9,110	9,644	9,982	10,249	10,433

Total consumer	68,786	65,154	65,071	63,876	55,459

Total loans	175,867	172,817	174,302	172,973	167,491
Unearned income	9,942	9,984	10,080	9,876	9,949

Loans, net (on-balance sheet)	$165,925	162,833	164,222	163,097	157,542

Loans — Managed Portfolio (Including on-balance sheet)

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial	$110,499	111,071	113,038	112,455	115,591
Real estate secured	81,885	79,035	78,847	79,512	73,187
Student loans	10,404	10,187	10,218	9,845	9,348
Installment loans and vehicle leasing	9,110	9,644	9,982	10,249	10,434

Total managed portfolio	$211,898	209,937	212,085	212,061	208,560

Loans Net loans increased 2 percent from December 31, 2002, primarily due to the purchase of $7.3 billion of residential mortgage loans for investment purposes, which offset a decline in large corporate loans as a result of sales, securitizations and transfers to loans held for sale. In the first nine months of 2003, we transferred to loans held for sale or sold $1.2 billion of loans, largely from the large corporate portfolio, compared with transfers or sales of $3.2 billion in the first nine months of 2002.

     Commercial loans represented 61 percent and consumer loans 39 percent of the loan portfolio at September 30, 2003. The portfolio mix has been gradually shifting to a greater proportion of consumer real estate secured loans as we have pursued risk reduction strategies to actively manage down potential problem loans and certain large corporate loans over the past several quarters.

     The managed loan portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold where we service the loans.

     The average rate earned on loans decreased 75 basis points from the first nine months of 2002 to 5.09 percent in the first nine months of 2003, which was in line with reductions in interest rates.

Asset Quality

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonperforming assets
Nonaccrual loans	$1,391	1,501	1,622	1,585	1,751
Foreclosed properties	116	130	118	150	156
Total nonperforming assets	$1,507	1,631	1,740	1,735	1,907

as % of loans, net and foreclosed properties	0.91%	1.00	1.06	1.06	1.21

Nonperforming assets in loans held for sale	$160	167	114	138	115

Total nonperforming assets in loans and in loans held for sale	$1,667	1,798	1,854	1,873	2,022

as % of loans, net, foreclosed properties and loans in other assets as held for sale	0.95%	1.04	1.08	1.11	1.23

Allowance for loan losses
Balance, beginning of period	$2,704	2,747	2,798	2,847	2,951
Net charge-offs	(132)	(169)	(195)	(199)	(224)
Allowance relating to loans transferred or sold	(22)	(69)	(80)	(158)	(315)
Provision for loan losses related to loans transferred or sold	—	26	25	109	211
Provision for loan losses	81	169	199	199	224

Balance, end of period	$2,631	2,704	2,747	2,798	2,847

as % of loans, net	1.59%	1.66	1.67	1.72	1.81
as % of nonaccrual and restructured loans (a)	189	180	169	177	163
as % of nonperforming assets (a)	175%	166	158	161	149

Net charge-offs	$132	169	195	199	224
Commercial, as % of average commercial loans	0.21%	0.42	0.53	0.53	0.61
Consumer, as % of average consumer loans	0.51	0.44	0.44	0.52	0.56
Total, as % of average loans, net	0.33%	0.43	0.49	0.52	0.59

Past due loans, 90 days and over
Commercial, as a % of loans, net	1.20%	1.30	1.41	1.42	1.58
Consumer, as a % of loans, net	0.76%	0.80	0.79	0.75	0.77

(a) These ratios do not include nonperforming assets included in other assets as held for sale.

Nonperforming Assets The 11 percent decline in nonperforming assets from December 31, 2002, reflected more favorable market conditions and a slowdown in new inflows to commercial nonaccrual loans as well as $171 million in loan sales directly from the loan portfolio. Nonperforming assets were also reduced by net charge-offs, write-downs in the loans held for sale portfolio and sales of $128 million in nonperforming assets in assets held for sale.

Impaired Loans Impaired loans, which are included in nonaccrual loans, declined $242 million from December 31, 2002, to $1.1 billion at September 30, 2003. Included in the allowance for loan losses at September 30, 2003, was $169 million related to $650 million of impaired loans. The remaining $481 million of impaired loans were recorded at the lower of either the fair value of collateral or the present value of expected future cash flows and, accordingly, no allowance was required. In the first nine months of 2003, the average recorded investment in impaired loans was $1.3 billion, and $15 million of interest income was recognized on impaired loans. This income was recognized using the cash-basis method of accounting.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $291 million at September 30, 2003. Of these past due loans, $8 million were commercial loans or commercial real estate loans and $283 million were consumer loans.

Net Charge-offs Net charge-offs declined 46 percent from the first nine months of 2002, due mainly to moderating trends in nonperforming assets and our strategic decision to actively manage down potential problem loans over the past several quarters. We expect net charge-offs to be at the low end of a range of 40 basis points to 50 basis points of average loans for the full year 2003.

Provision and Allowance for Loan Losses The provision for loan losses declined 57 percent from the first nine months of 2002, reflecting improved loan quality and more favorable economic conditions. In addition, we continue to mitigate risk and strengthen our balance sheet by transferring many at-risk credits to loans held for sale or selling loans directly out of the loan portfolio. The provision for loan losses in the first nine months of 2003 of $500 million included $51 million associated with the transfer of $837 million of exposure, including $561 million of outstandings and the related unfunded commitments of $276 million, to loans held for sale and to the sale of $623 million of corporate, commercial and consumer loans directly out of the loan portfolio. This compares with the first nine months of 2002, in which the provision of $1 billion included $248 million related to $3.2 billion of loans sold directly out of the loan portfolio or transferred to loans held for sale. The provision related to the transfer of loans to loans held for sale was recorded to reduce the carrying value of these loans to their respective fair values.

     The allowance for loan losses declined $73 million in the third quarter of 2003 to $2.6 billion, or 1.59 percent of net loans. The decline was related to $22 million in allowance associated with loans that were sold or transferred to held for sale, and to improving credit quality trends.

Loans Held for Sale Loans held for sale include loans originated for sale or securitization as part of our core business strategy as well as the activities related to our ongoing portfolio risk management to reduce exposure to areas of perceived higher risk.

     In the first nine months of 2003, we sold or securitized $20.5 billion in loans out of the held for sale portfolio. Of the $20.5 billion, $1.6 billion were commercial loans and $18.9 billion were consumer loans, primarily residential mortgages and prime equity lines. Substantially all of these loan sales and securitizations represented normal flow, or core business activity, which means we originate the loans with the intent to sell them to third parties. Of the loans sold, $128 million were nonperforming.

     As part of our ongoing portfolio management activities, we transferred $432 million of commercial loans and $276 million of additional exposure to held for sale in the first nine months of 2003. In connection with this transfer to loans held for sale, these loans were written down to the lower of cost or market value, and in the aggregate these loans were recorded in loans held for sale at 70 percent of their original face value.

     In the first nine months of 2003, we also sold $623 million of loans directly out of the loan portfolio. Of these loans, $452 million were performing and $171 million were nonperforming at the time of the sale. Loan sales are recorded as sales directly out of the loan portfolio in situations where the sale is closed in the same period in which the decision to sell was made. We will continue to look for market opportunities to reduce risk in the loan portfolio by either selling loans directly out of the loan portfolio or by transferring loans to loans held for sale.

Funding Sources

Core Deposits Deposits are our primary source of funding. We are one of the nation’s largest core deposit-funded banking institutions with a deposit base that is spread across the economically strong South Atlantic region and high per-capita income Middle Atlantic region. We believe this geographic diversity creates considerable funding diversity and stability. The stability of this funding source is affected by other factors including returns available to customers on alternative investments, the quality of customer service levels and competitive forces. Core deposits include savings, negotiable order of withdrawal (NOW), money market, noninterest-bearing and other consumer time deposits. Core deposits increased 7 percent from December 31, 2002, to $187.5 billion. Average low-cost core deposits, which exclude consumer certificates of deposit and deposits held in CAP Accounts, grew 19 percent to $137.3 billion in the first nine months of 2003 from the first nine months of 2002 as we focused on increasing the proportion of low-cost core deposits over higher cost consumer certificate of deposit balances.

     In the first nine months of 2003 and 2002, average noninterest-bearing deposits were 24 percent and 23 percent, respectively, of average core deposits. The portion of core deposits in higher rate, other consumer time deposits was 16 percent at September 30, 2003, and 19 percent at December 31, 2002. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $66.7 billion in the first nine months of 2003 and $52.7 billion in the first nine months of 2002. The increase was primarily related to the Prudential Financial transaction. Purchased funds were $81.5 billion at September 30, 2003, and $56.9 billion at December 31, 2002.

Long-Term Debt Long-term debt declined $2.1 billion from December 31, 2002, to $37.5 billion at September 30, 2003, primarily due to scheduled maturities. In the fourth quarter of 2003, scheduled maturities of long-term debt amount to $589 million. We anticipate either extending the maturities of these obligations or replacing the maturing obligations.

     Long-term debt included $417 million in subordinated notes issued by Prudential Financial on July 1, 2003, in connection with the retail brokerage transaction. Long-term debt also included $3.0 billion of trust preferred securities at September 30, 2003, and at December 31, 2002. Subsidiary trusts issued these preferred securities and used the proceeds to purchase junior subordinated debentures from the Parent. These preferred securities are considered tier 1 capital for regulatory purposes. The Accounting and Regulatory Matters section has additional information.

     Wachovia Bank has available a global note program for the issuance of up to $45.0 billion of senior or subordinated notes. In July 2003, we issued $500 million in subordinated bank notes under this program. The sale of any notes under this program will depend on future market conditions, funding needs and other factors.

     Under a current shelf registration statement filed with the Securities and Exchange Commission, we have $9.9 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. In July 2003, we issued $750 million in senior debt securities under this shelf registration. In addition, we have available for issuance up to $4.0 billion under a medium-term note program covering senior or subordinated debt securities. The sale of debt or equity securities will depend on future market conditions, funding needs and other factors.

Stockholders’ Equity The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to our stockholders while maintaining sufficient regulatory capital ratios.

     Stockholders’ equity increased by $735 million from year-end 2002 to $33 billion at September 30, 2003. Average diluted common shares outstanding declined by 29 million shares from September 30, 2002, to 1.3 billion diluted common shares at September 30, 2003. In the first nine months of 2003, we repurchased 16 million common shares at a cost of $632 million in connection with our previously announced buyback program, and we settled our remaining equity forward contract by purchasing 24 million shares at a cost of $773 million. At September 30, 2003, we had authority to repurchase up to 82 million shares of our common stock.

     In the third quarter of 2002, we entered into transactions involving the simultaneous sale of put options and the purchase of call options on 5 million shares of our common stock with expiration dates from October 2003 to December 2003. We entered into these collar transactions to manage the potential dilution associated with employee stock options. The put options were sold to offset the cost of purchasing the call options. On July 1. 2003, we recorded a $17 million gain after tax from a change in accounting principle related to the treatment of our collar transactions upon the adoption of SFAS No. 150, Accounting for Certain Transactions with Characteristics of Liabilities and Equity. At September 30, 2003, we had collar transactions involving 5 million shares at a cost of $170 million, of which 3 million shares were settled subsequent to quarter end. We anticipate that we will settle the remaining collars in the fourth quarter of 2003. The Accounting and Regulatory Matters section has further information.

     We paid $1.2 billion, or 90 cents per share, in dividends to common stockholders in the first nine months of 2003 compared with $1.0 billion, or 74 cents per share, in the first nine months of 2002. This represented a dividend payout ratio on cash earnings of 33.83 percent in the first nine months of 2003 and 32.46 percent in the first nine months of 2002. Dividends of $5 million, or 5 cents per DEP share, were paid to holders of the DEPs in the first nine months of 2003. The current dividend of 35 cents per share exceeded the former Wachovia’s historical 30 cents per equivalent share dividend, so there was no third quarter 2003 dividend on the DEPs. More information is in the Financial Summary section.

Subsidiary Dividends Wachovia Bank is the largest source of subsidiary dividends paid to the Parent. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at September 30, 2003, our subsidiaries had $4.4 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $2.8 billion in dividends to the Parent in the first nine months of 2003.

Regulatory Capital As a regulated financial services company, we are governed by certain regulatory capital requirements. Our tier 1 capital ratio increased 45 basis points from December 31, 2002, to 8.67 percent at September 30, 2003, driven primarily by higher retained earnings and the impact of the Prudential retail brokerage transaction. The minimum tier 1 ratio is 4 percent. At September 30, 2003, we were classified as well capitalized for regulatory purposes, the highest classification. Our total capital and leverage ratios were 12.21 percent and 6.56 percent, respectively, at September 30, 2003, and 12.01 percent and 6.77 percent, respectively, at December 31, 2002.

Off-Balance Sheet Transactions

     In the normal course of business, we engage in a variety of financial transactions that, under generally accepted accounting principles, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk, and fall under two broad categories: corporate transactions and customer transactions. Corporate transactions are designed to diversify our funding sources; reduce our credit, market or liquidity risk; and optimize capital. Customer transactions are executed to facilitate customers’ funding needs or risk management objectives. Within these two categories, there are many types of transactions, which for purposes of the following table, we have grouped into lending commitments, conduit transactions, asset securitizations, other credit enhancements, leasing, and other transactions. For a detailed description of each of these types of transactions, please refer to our 2002 Annual Report on Form 10-K.

Summary of Off-Balance Sheet Exposures

	Business Segments				Total

			Corporate
			and
	General	Wealth	Investment		September 30,	December 31,
(In millions)	Bank	Management	Bank	Parent	2003	2002

Lending commitments
Commercial	$24,481	2,396	60,541	14,399	101,817	111,058
Letters of credit	3,320	—	13,065	—	16,385	14,878
Consumer	35,708	1,447	—	—	37,155	32,084

Total lending commitments	63,509	3,843	73,606	14,399	155,357	158,020
Conduit transactions	—	—	6,954	—	6,954	17,604
Asset securitizations	—	—	4,063	7,581	11,644	12,857
Other credit enhancements	7,057	—	4,229	—	11,286	11,023
Leasing transactions	—	—	644	—	644	595
Other transactions
Principal investing	—	—	793	—	793	972
Transactions in our own stock	—	—	—	150	150	1,155
Contingent consideration	—	—	—	277	277	281

Total	$70,566	3,843	90,289	22,407	187,105	202,507

     Our off-balance sheet exposure declined $15.4 billion from December 31, 2002, to September 30, 2003, primarily driven by lower lending commitments and conduit transactions discussed in more detail below.

Lending Commitments Lending commitments include unfunded loan commitments and letters of credit. From December 31, 2002, commercial loan commitments declined $9.2 billion consistent with the decrease in commercial loans as a result of lower loan demand and our commercial portfolio management activity designed to reduce risk. Consumer loan commitments increased $5.1 billion in line with the increase in consumer loan activity.

Conduit Transactions On July 1, 2003, we consolidated the conduits we administer in connection with the implementation of FIN 46. The consolidation resulted in the addition to our balance sheet of $9.1 billion of assets, representing the funded and outstanding balances of the conduits. At September 30, 2003, we had off-balance sheet exposure of $7.0 billion, representing the incremental amount of commitments above outstanding balances.

     In the first six months of 2003, we purchased $306 million of assets from the conduits we administer and recorded $31 million in losses related to liquidity agreements we have with the conduits. There were no purchases or losses in the third quarter of 2003. In the first nine months of 2002, we purchased $596 million of assets from the conduits we administered, and incurred $42 million in related losses. The Accounting and Regulatory Matters section has additional information.

Asset Securitizations In the first nine months of 2003, we securitized and sold $2.4 billion of prime equity lines, retaining $57 million in the form of residual interests. Included in other income were gains related to these securitizations of $101 million in the first nine months of 2003 and $116 million in the first nine months of 2002. Retained interests from securitizations, recorded as either available for sale securities, trading account assets, loans or other assets, were $14.8 billion at September 30, 2003, and $20.3 billion at December 31, 2002.

     Retained interests from collateralized loan obligation (CLO) and collateralized debt obligation (CDO) transactions are recorded as available for sale securities and were $147 million at September 30, 2003, and $151 million at December 31, 2002. Impairment losses included in other income related to retained interests in CLOs and CDOs were $24 million in the first nine months of 2003 and $35 million in the first nine months of 2002.

     Retained interests from securitizations of fixed rate municipal bonds were $289 million at September 30, 2003, and $318 million at December 31, 2002.

Leasing Transactions Total assets within off-balance sheet lease structures were $1.6 billion at September 30, 2003, compared with $876 million at December 31, 2002. At September 30, 2003, assets of $840 million have been classified as capital leases; accordingly, the present value of the minimum lease payments, including the present value of the maximum residual guarantee at the end of the lease term, has been recorded as a capital asset and as long-term debt.

     We provided $1.4 billion in residual value guarantees at September 30, 2003, with $644 million representing assets under operating leases. The residual value guarantees protect the lessor from loss on sale of the property at the end of the lease term. To the extent that a sale results in proceeds less than a stated percent (generally 80 percent to 89 percent) of the property’s cost less depreciation, we will be required to reimburse the lessor under our residual value guarantee.

Principal Investing Principal Investing investments were recorded on the balance sheet at a fair value of $2.1 billion at September 30, 2003, and $1.8 billion at December 31, 2002. These investments are subject to all the risks of the equity markets and many of these investments are illiquid. Direct investments in public and private companies typically do not involve legally binding commitments to participate in subsequent equity or debt offerings. Fund investments do however involve legally binding commitments to contribute capital pursuant to the terms of limited partnership agreements. At September 30, 2003, we had unfunded commitments to more than 200 fund sponsors amounting to $793 million. We expect that these commitments will be drawn over the next three to five years.

Risk Governance and Administration

     Please refer to our 2002 Annual Report on Form 10-K for a more detailed discussion of our comprehensive approach to managing credit, operational and liquidity risks, and to allocating capital and measuring risk-adjusted returns as well as our governance structure and practices.

Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and other derivatives in order to provide customized solutions for the risk management needs of our customers and for proprietary trading. Risk is managed through the use of Value-at-Risk (VAR) methodology with limits approved by the Asset and Liability Management Committee and an active, independent monitoring process.

     The VAR methodology uses recent market volatility to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent confidence level. The VAR model uses historical data from the most recent 252 trading days. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. Our 1-day VAR limit for the first nine months of 2003 was $30 million. The total 1-day VAR was $11 million at September 30, 2003, and $13 million at December 31, 2002, and primarily related to interest rate risk and equity risk. The high, low and average VARs in the first nine months of 2003 were $20 million, $10 million and $13 million, respectively.

Interest Rate Risk Management One of the fundamental roles in banking is the management of interest rate risk, or the risk that changes in interest rates may diminish the income that we earn on loans, securities and other assets. The following discussion explains how we oversee the interest rate management process; two major risk factors that affect the decisions we make in this process; and the actions we have taken in the past nine months to protect earnings from interest rate risk.

     The Asset and Liability Management Committee, which oversees the interest rate risk management process and approves policy guidelines, is led by the chief financial officer and includes the chief executive officer, leaders of our business units, the treasury division, and other finance personnel. This committee meets at least monthly and reports to the Credit and Finance Committee of our company’s board of directors. Treasury division management and other finance personnel monitor the day-to-day exposure to changes in interest rates in response to loan and deposit flows. They make adjustments within established policy guidelines as needed to manage overall interest rate risk.

     A balance sheet is considered asset sensitive when its assets (loans and securities) reprice faster or to a greater extent than liabilities (deposits and borrowings). Loans and securities will produce more net interest income when interest rates rise and less net interest income when interest rates decline. Our large and relatively rate-insensitive deposit base funds a portfolio of primarily floating rate commercial and consumer loans. This mix naturally creates a highly asset-sensitive balance sheet. Over the last 15 to 21 months, our deposit growth has far outpaced our loan growth, significantly adding to our naturally asset-sensitive position.

     To achieve more neutrality or liability-sensitivity in our balance sheet, we maintain a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives. A balance sheet is described as liability-sensitive when its liabilities (deposits) reprice more frequently or to a greater degree than its assets (loans and securities). A liability-sensitive balance sheet will produce a lower level of net interest income when interest rates rise than when rates remain unchanged, because interest expense will rise faster than interest income.

     We often elect to use derivatives to hedge assets, liabilities and future transactions against interest rate risk. When deciding whether to use derivatives or invest in securities to reach the same goal, we weigh a number of factors, such as cost, the implications for liquidity and capital, whether it is more efficient to enter into a derivative transaction or buy an investment security, and our overall strategy. We choose to use derivatives when they provide greater relative value or more efficient execution of our strategy than securities. The derivatives we use for interest rate risk management include various interest rate swaps, futures, forwards and options. We fully incorporate the market risk associated with interest rate risk management derivatives into our earnings simulation model in the same manner as other on balance sheet financial instruments. The market risk associated with trading and customer derivative positions is managed using the VAR methodology, as described in the Market Risk Management section. Our 2002 Annual Report on Form 10-K has additional information related to derivatives.

     As economic conditions improve and loan demand increases, we expect to rely to a larger extent on our large base of low-cost core deposits to fund lending activities. The characteristics of the loans that we add will prompt different strategies. Fixed rate loans, for example, diminish the need to buy discretionary investments, so if we add more fixed rate loans to our loan portfolio, we would likely allow existing discretionary investments to mature or be liquidated. If we add more variable rate loans, we would likely allow fixed rate securities to mature or be liquidated and add new derivatives that, in effect, convert the incremental variable rate loans to fixed rate loans.

     The two risk factors having the largest impact on our expected earnings are repricing risk and curve risk.

     Repricing risk refers to the impact that changes in short-term interest rates such as federal funds, LIBOR and the prime rate can have on variable rate assets and liabilities, and on interest rate derivatives. Curve risk refers to the impact of changes in rates greater than one year in term on existing assets and liabilities, as well as new fixed rate loans, securities and debt. Our definition of curve risk, most notably, would include the impact from customer options to prepay, which would affect the cash flows of mortgage-related assets.

     We analyze and manage the amount of risk we are taking to changes in interest rates by forecasting a wide range of interest rate scenarios and for time periods as long as 24 months. However, in analyzing interest rate sensitivity for policy measurement, we compare our forecasted earnings per share in both “high rate” and “low rate” scenarios to the “market forward rate” and “flat rate” scenarios. The policy measurement period is 12 months in length, beginning with the first month of the forecast. Our objective is to ensure that we prudently manage the interest-bearing assets and liabilities on our balance sheet in ways that improve our financial performance without unduly putting earnings at risk. Our policy is to limit the risk we can take through balance sheet management actions to 5 percent of our earnings per share in both falling and rising rate environments.

     Our “market forward rate” is constructed using currently implied market forward rate estimates for all points on the yield curve over the next 12 months. The “high rate” and “low rate” scenarios assume gradual 200 basis point increases or decreases in the federal funds rate relative to the “market forward rate” scenario. Our standard approach evaluates expected earnings in a 200 basis point range both above and below the “market forward rate” scenario. However, due to the currently low absolute level of the federal funds rate, we modified the “low rate” scenario to measure a decline of only 50 basis points. All rates with terms shorter than one year are derived in the above manner, and we measure repricing risk accordingly.

     To capture the impact of curve-related risk, we simultaneously measure the impact of a parallel and nonparallel shift in rates on each of our interest rate scenarios. A parallel shift would, as the term implies, shift all points on the yield curve by the same increments. For example, by the twelfth month in our policy measurement period, short-term rates such as the federal funds rate would increase by 200 basis points over the “market forward rate”, while longer term rates such as the 10- and 30-year treasury notes would increase by 200 basis points as well. A nonparallel shift would consist of a 200 basis point increase in short-term rates, while long-term rates would increase by a different amount. A rate shift in which short-term rates rise to a greater degree than long-term rates would be referred to as a “flattening” of the yield curve. Conversely long-term rates rising to a greater degree than short-term rates would lead to a “steepening” of the yield curve. A steepening of the yield curve typically lessens the negative effect on rate sensitivity as short-term rates rise. Conversely, a flattening of the yield curve increases the negative effect of rising rates on our liability sensitive balance sheet.

     The impact of a nonparallel shift in rates depends on the types of assets in which funds are invested, and the shape of the curve implicit in the “market forward rate” scenario. For example, as of the end of the third quarter of 2003, the spread between the 10-year and two-year treasury rates was 248 basis points, which historically would be considered very wide. The average spread between the 10-year and two-year treasury rates since 1980 has been approximately 76 basis points, including periods of inversion.

     In this historically steep yield curve environment, we believe prudent risk management practices dictate the evaluation of rate shifts that include a “flattening” of the yield curve where short-term rates rise faster and to a greater degree than long-term rates. Accordingly, in September 2003 we evaluated scenarios that measure the impact of a “moderate flattening” and a “severe flattening” of the yield curve. Interest rate risk management decisions are based on a composite view of sensitivity considering parallel and nonparallel shifts. The methodology we use is discussed further in the Earnings Sensitivity section.

     Over the course of 2003, our investment strategy has been tailored to manage both repricing and curve-related risk. Investments in mortgage-related loans and securities comprise approximately 57 percent of all of our discretionary positions. We use mortgage securities as a hedge against both rising and falling interest rates, depending upon their purchase price, which has a significant impact on their yield in different rate environments. As a balance to the risks inherent in investing in mortgage-backed securities, we also maintain a diversified portfolio of assets with differing risk profiles. Assets such as highly rated commercial mortgage-backed securities are structured with prepayment protection and therefore they have more certain cash flows. At September 2003, this asset class made up about 8 percent of our portfolio. More information on our investment strategy pertaining to mortgage-related assets is included in our Quarterly Report on Form 10-Q dated June 30, 2003.

Earnings Sensitivity The table below provides a summary of our interest rate sensitivity measurement:

Policy Period Sensitivity Measurement

	Actual	Implied
	Fed Funds	Fed Funds	Percent
	Rate as of	Rate as of	Earnings
Flat Rate Scenario	September 1, 2003	August 31, 2004	Sensitivity

High Rate	1.00%	3.00	(0.10)
Flat Rate	1.00	1.00	—
Low Rate	1.00%	0.50	1.00

Policy Period Sensitivity Measurement

	Actual	Implied
	Fed Funds	Fed Funds
	Rate as of	Rate as of	Earnings
Market Forward Rate Scenario	September 1, 2003	August 31, 2004	Sensitivity

High Rate	1.00%	3.55	(2.10)
Market Forward Rate	1.00	1.55	—
Low Rate	1.00%	1.05	0.60

     Our “flat rate” scenario holds the federal funds rate constant at 1.00 percent through August 2004. Based on our September 2003 outlook, if interest rates were to follow our “high rate” scenario (i.e., a 200 basis point increase in short-term rates from our “flat rate” scenario) with a parallel shift in the yield curve, our earnings sensitivity model indicates earnings during the 12- month policy measurement would decline by 0.1 percent.

     Typically, we analyze a 200 basis point decline for our “low rate” scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate. If rates were to follow the “low rate” scenario relative to “flat rates,” earnings would increase by 1.0 percent.

     For our “most likely rate” scenario, we believe the “market forward rate” is the most appropriate for this policy measurement period. The “market forward rate” scenario assumes the federal funds rate remains at 1.00 percent in the fourth quarter of 2003 through February 2004, then gradually rises to 1.55 percent through the end of our policy measurement period, and continues rising to 2.25 percent by December 2004. As previously discussed, the current yield curve is considered quite steep. In the third quarter of 2003, the spread between the 10-year and two-year treasury notes was 248 basis points. Our “market forward rate” scenario would anticipate a narrowing of this spread over the forecast horizon to approximately 191 basis points by year-end 2004. While the “flattening” of the yield curve in this instance is quite significant, 191 basis points is still considered a steep curve. In fact, the average spread between the 10-year and two-year treasury note rates since 1980 would be approximately 76 basis points, including periods of inversion.

     Our sensitivity to the “market forward rate” scenario is measured using three different yield curve shapes. The first is a gradual 200 basis point increase at each point on the yield curve over a 12-month period. This would be referred to as a parallel shift in the curve and would follow the “market forward rate” scenario’s expected flattening. Next we measure the exposure to nonparallel shifts by allowing short-term rates to rise by 200 basis points, while rates of terms longer than one year increase by a lesser degree. This approach creates incrementally flatter curves. In a liability sensitive balance sheet, this has the impact of stressing liability costs by a full 200 basis points, while new fixed-rate lending and investment rates receive less than a 200 basis point increase. The focal point is the spread between the 10-year and two-year treasury notes. In our “moderate flattening” scenario, this spread declines from 191 basis points in the “market forward rate” scenario to 97 basis points. This flattening is quite significant in relation to the most likely scenario; however, it is still above the historical average. Our “severe flattening” scenario reduces the spread between the 10-year treasury notes and the two-year treasury notes to 26 basis points by the end of the measurement period. This approach fully stresses expected earnings to the risks on nonparallel curve shifts. The reported sensitivity is a composite of these three scenarios.

     Our model indicates that earnings would be negatively affected by 2.1 percent in a “high rate” scenario relative to the “market forward rate” over the policy period. Additionally, we measure a scenario where rates gradually decline 50 basis points over a 12-month period relative to the “market forward rate” scenario. The model indicates that earnings would be positively affected in this scenario by 0.6 percent. While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters

     The following information addresses new or proposed accounting pronouncements related to our industry as well as new or proposed legislation that will continue to have a significant impact on our industry.

Qualifying Special-Purpose Entities In June 2003, the FASB issued a proposed statement, Qualifying Special-Purpose Entities and Isolation of Transferred Assets. The proposed statement would amend SFAS 140 to provide additional restrictions on the permitted activities of qualifying special-purpose entities, including additional restrictions on the transactions a qualifying special-purpose entity could enter into with the transferor. The provisions of the proposed statement would apply prospectively to new transactions after June 30, 2004, and would also apply to existing qualifying special-purpose entities in certain circumstances. The FASB has decided to issue another exposure draft of the proposed statement in the fourth quarter of 2003 and is expected to finalize the proposed statement in the first half of 2004. We are assessing the potential impact that the proposed statement would have on us, which could result in consolidation of certain qualifying special-purpose entities that are currently not included in our consolidated financial statements. We will not know the actual impact until the FASB finalizes the proposed statement.

Liabilities and Equity In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity. SFAS 150 requires that the fair value of certain financial instruments that the issuer may settle by issuing its own equity be classified as assets or liabilities. Subsequent changes to fair value are recorded in earnings. We have equity collar transactions that expire in October through December 2003 and are considered financial instruments within the scope of SFAS 150. In connection with the adoption of SFAS 150 on July 1, 2003, we recorded the fair value of these instruments as an asset and recognized after-tax income of $17 million ($26 million before tax), which is presented in the consolidated statements of income as the cumulative effect of a change in accounting principle. Other than recording this cumulative effect, the adoption of SFAS 150 did not have a material impact on our consolidated financial position or results of operations. The future impact of SFAS 150 will depend on the extent to which we enter into these transactions in the future.

Derivatives In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends SFAS 133 for decisions made as part of the Derivatives Implementation Group (DIG) process and in connection with other FASB projects. Specifically, SFAS 149 clarifies the definition of a derivative by focusing on the meaning of the initial net investment criteria, amends the definition of an “underlying” (that is, the rate or index in a derivative transaction) in SFAS 133 to conform with language in FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and clarifies when a derivative contains a financing component. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for provisions made as part of the DIG process, which continue to be applied in accordance with their respective effective dates. The adoption of SFAS 149 did not have a material impact on our consolidated financial position or results of operations.

Consolidations In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities, which addresses consolidation of variable interest entities (VIEs), certain of which are also referred to as SPEs. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties. Under the provisions of FIN 46, a company will consolidate a VIE if the company has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses if they occur, that will receive a majority of the VIE’s expected residual returns if they occur, or both. The company that consolidates a VIE is called the primary beneficiary. The provisions of FIN 46 are applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provides for a deferral of the effective date of applying FIN 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permits a public company to apply FIN 46 to some or all of the VIEs in which it holds an interest.

     We arrange financing for certain customer transactions through multi-seller commercial paper conduits that provide our customers with access to the commercial paper market. We provide liquidity commitments to these multi-seller conduits that we administer. As currently structured, these conduits are VIEs in which we are the primary beneficiary. Accordingly, by applying FIN 46 to these entities on July 1, 2003, we consolidated the conduits we administer. This consolidation added $9.1 billion of assets, including an increase in securities of $5.0 billion and other earning assets of $4.1 billion. Short-term commercial paper borrowings increased $9.3 billion. As administrator of the conduits, we are currently evaluating various restructuring alternatives, including alternatives in which our variable interests in the form of liquidity and credit enhancement no longer would cause us to be the primary beneficiary, resulting in deconsolidation of the conduits.

     We did not consolidate or deconsolidate any other significant variable interest entities in connection with the application of FIN 46 at July 1, 2003; thus the implementation did not have a material impact on our consolidated financial position or results of operations, other than as indicated above. However, the continued consolidation of trusts associated with our trust preferred securities and the appropriate balance sheet classification of the securities under FIN 46 is still under consideration by the accounting standard setters, and we will apply FIN 46 to these entities on December 31, 2003, as appropriate. The implementation of FIN 46 for these entities will not affect our total assets or liabilities.

     In addition, we will not apply FIN 46 to our investments in low income housing tax credit partnerships until December 31, 2003, to allow for clarification of the accounting guidance relating to these entities. The application of FIN 46 to these entities is not expected to have a material impact on our consolidated financial position or results of operations.

     The FASB has issued a proposed interpretation that will modify FIN 46, and the FASB and its staff are continuing to discuss other implementation matters. We will continue to monitor this evolving guidance and evaluate entities with which we are involved as appropriate.

     Banking regulators have recently approved an interim rule stipulating that the capital requirements related to assets of conduits consolidated under FIN 46 will remain unchanged until April 1, 2004. Banking regulators have also indicated that the capital requirements related to trust preferred securities, if deconsolidated under FIN 46, will remain unchanged until further notice. Therefore, we expect no change in tier 1 or total capital as a result of the adoption of FIN 46 until April 1, 2004, when the regulatory capital rules related to conduits may change. If the banking regulators change the capital treatment for trust preferred securities, our tier 1 and total capital would be reduced by the amount of outstanding trust preferred securities, but we believe that our regulatory capital would remain at the well capitalized level.

Guarantees In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a company to record as a liability the fair value of certain guarantees initiated by the company. The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a letter of credit or prepaid rent for a residual value guarantee in an operating lease. The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee.

     The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after December 31, 2002. These recognition provisions require recording liabilities associated with certain guarantees that we provide. These include standby letters of credit for which the consideration is received at periods other than at the beginning of the term, certain liquidity facilities we provide to conduits we administer and any residual value guarantees we provide on operating leases. The adoption of FIN 45 did not have a material effect on our consolidated financial position or results of operations.

Exit Costs In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Under the provisions of SFAS 146, a liability for costs associated with exit or disposal activities is recognized only when a liability has been incurred. Previously, a liability was recognized when management committed to a plan of disposal and the plan met certain criteria, even though commitment to a plan did not, by itself, necessarily result in a liability.

     Specifically, under SFAS 146, involuntary employee termination costs associated with a one-time termination plan in excess of benefits that would be paid under an ongoing severance plan are recorded on the date that employees are notified, if the period between notification and termination is the lesser of 60 days or the legally required notification period. Otherwise, these costs are recognized evenly over the period from notification to termination. Involuntary termination costs under an ongoing plan are recorded under SFAS No. 112, Employers’ Accounting for Postemployment Benefits, on the date that management has committed to an exit or disposal plan. Under SFAS 146, costs associated with terminating a contract, including leases, are recognized when the contract is legally terminated or the benefits of the contract are no longer being realized.

     SFAS 146 is effective for exit plans initiated after December 31, 2002. The impact of this standard is dependent on the number and size of any exit or disposal activities that we undertake, and the effect will be largely based on the timing of expense recognition.

Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2002 Annual Report on Form 10-K.

Table 1
SELECTED STATISTICAL DATA

	2003			2002

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PROFITABILITY
Return on average common stockholders’ equity	13.71%	12.78	12.94	11.07	11.63
Net interest margin (a)	3.51	3.78	3.86	3.86	3.94
Fee and other income as % of total revenue	49.68	45.60	44.64	43.89	42.86
Effective income tax rate	30.41%	30.54	29.94	18.39	6.20

ASSET QUALITY
Allowance as % of loans, net	1.59%	1.66	1.67	1.72	1.81
Allowance as % of nonperforming assets (b)	175	166	158	161	149
Net charge-offs as % of average loans, net	0.33	0.43	0.49	0.52	0.59
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.95%	1.04	1.08	1.11	1.23

CAPITAL ADEQUACY
Tier 1 capital ratio	8.67%	8.33	8.27	8.22	8.11
Total capital ratio	12.21	11.92	11.99	12.01	12.02
Leverage	6.56%	6.78	6.71	6.77	6.82

OTHER DATA
Employees	87,550	81,316	81,152	80,778	80,987
Total financial centers/brokerage offices	3,399	3,176	3,251	3,280	3,342
ATMs	4,420	4,479	4,539	4,560	4,604
Actual common shares (In millions)	1,328	1,332	1,345	1,357	1,373
Common stock price	$41.19	39.96	34.07	36.44	32.69
Market capitalization	$54,701	53,228	45,828	49,461	44,887

(a)	Tax-equivalent.
(b)	These ratios do not include nonperforming loans included in loans held for sale.

Table 2
SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2003				2002

	Third		Second	First	Fourth	Third
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter

SUMMARIES OF INCOME
Interest income	$3,687		3,694	3,716	3,877	3,912
Tax-equivalent adjustment	63		63	64	59	54

Interest income (a)	3,750		3,757	3,780	3,936	3,966
Interest expense	1,074		1,174	1,202	1,407	1,446

Net interest income (a)	2,676		2,583	2,578	2,529	2,520
Provision for loan losses	81		195	224	308	435

Net interest income after provision for loan losses (a)	2,595		2,388	2,354	2,221	2,085
Securities gains	22		10	37	46	71
Fee and other income	2,621		2,156	2,041	1,932	1,819
Merger-related and restructuring expenses	148		96	64	145	107
Other noninterest expense (b)	3,409		2,892	2,830	2,897	2,838
Minority interest in income of consolidated subsidiaries (b)	55		16	9	—	—

Income before income taxes and cumulative effect of a change in accounting principle	1,626		1,550	1,529	1,157	1,030
Income taxes	475		455	438	203	60
Tax-equivalent adjustment	63		63	64	59	54

Income before cumulative effect of a change in accounting principle	1,088		1,032	1,027	895	916
Cumulative effect of a change in accounting principle, net of income taxes	17		—	—	—	—

Net income	1,105		1,032	1,027	895	916
Dividends on preferred stock	—		1	4	4	3

Net income available to common stockholders	$1,105		1,031	1,023	891	913

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.83		0.77	0.77	0.66	0.67
Net income	0.84		0.77	0.77	0.66	0.67
Diluted
Income before change in accounting principle	0.82		0.77	0.76	0.66	0.66
Net income	0.83		0.77	0.76	0.66	0.66
Cash dividends	$0.35		0.29	0.26	0.26	0.26
Average common shares — Basic	1,321		1,333	1,335	1,350	1,362
Average common shares — Diluted	1,338		1,346	1,346	1,360	1,374
Average common stockholders’ equity
Quarter-to-date	$31,985		32,362	32,052	31,944	31,098
Year-to-date	32,132		32,208	32,052	30,384	29,858
Book value per common share	24.71		24.37	23.99	23.63	23.38
Common stock price
High	44.71		43.15	38.69	37.43	37.47
Low	40.60		34.47	32.72	28.75	30.51
Period-end	$41.19		39.96	34.07	36.44	32.69
To earnings ratio (c)	13.64	X	14.02	12.62	14.02	13.18
To book value	167%		164	142	154	140
BALANCE SHEET DATA
Assets	$388,767		364,285	348,064	341,839	333,880
Long-term debt	$37,541		37,051	39,204	39,662	39,758

(a)	Tax-equivalent.
(b)	Certain amounts presented in periods prior to the third quarter of 2003 have been reclassified to conform to the presentation in the third quarter of 2003.
(c)	Based on diluted earnings per common share.

Table 3
MERGER-RELATED AND RESTRUCTURING EXPENSES

Nine
Months
Ended
Sept. 30,
(In millions)	2003

MERGER-RELATED AND RESTRUCTURING EXPENSES — WACHOVIA/PRUDENTIAL FINANCIAL RETAIL BROKERAGE TRANSACTION
Personnel costs	$13
Occupancy and equipment	1
System conversion costs	12
Other	17

Total Wachovia/Prudential Financial merger-related and restructuring expenses	43

MERGER-RELATED AND RESTRUCTURING EXPENSES — FIRST UNION/WACHOVIA
Merger-related expenses
Personnel costs	15
Occupancy and equipment	55
Gain on regulatory-mandated branch sales	(9)
Advertising	43
System conversion costs	105
Other	41

Total merger-related expenses	250

Restructuring expenses
Occupancy and equipment	18
Contract cancellations	3

Total restructuring expenses	21

Total First Union/Wachovia merger-related and restructuring expenses	271

Other restructuring expenses (reversals), net	(6)

Total merger-related and restructuring expenses	$308

	First Union/
	Wachovia
(In millions)	Merger	Other	Total

ACTIVITY IN THE RESTRUCTURING ACCRUAL
Balance, December 31, 2002	$61	12	73
Cash payments	(14)	(2)	(16)
Noncash write-downs	(5)	—	(5)
Reversals of prior accruals	—	(6)	(6)

Balance, March 31, 2003	42	4	46
Cash payments	(17)	(1)	(18)
Noncash write-downs	(6)	—	(6)

Balance, June 30, 2003	19	3	22
Cash payments	(6)	—	(6)

Balance, September 30, 2003	$13	3	16

Table 4
BUSINESS SEGMENTS (a)

	2003			2002

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

GENERAL BANK COMBINED (b)
Net interest income (c)	$1,886	1,812	1,744	1,768	1,738
Fee and other income	568	581	562	569	520
Intersegment revenue	48	45	43	42	38

Total revenue (c)	2,502	2,438	2,349	2,379	2,296
Provision for loan losses	121	99	105	144	114
Noninterest expense	1,340	1,324	1,297	1,341	1,282
Income taxes	370	362	335	316	319
Tax-equivalent adjustment	9	10	10	10	10

Segment earnings	$662	643	602	568	571

Economic profit	$495	464	431	413	395
Risk adjusted return on capital	45.82%	43.91	42.40	40.05	38.53
Economic capital, average	$5,643	5,653	5,569	5,643	5,683
Cash overhead efficiency ratio (c)	53.54%	54.33	55.21	56.36	55.87
Lending commitments	$63,509	63,712	59,557	57,358	56,469
Average loans, net	114,217	112,996	110,864	106,081	101,429
Average core deposits	$155,098	151,166	145,496	144,252	141,861
FTE employees	35,451	36,933	36,634	36,503	36,175

COMMERCIAL
Net interest income (c)	$533	513	491	502	499
Fee and other income	92	81	95	84	86
Intersegment revenue	27	25	23	24	18

Total revenue (c)	652	619	609	610	603
Provision for loan losses	34	28	41	73	38
Noninterest expense	264	255	255	264	255
Income taxes	119	113	104	90	104
Tax-equivalent adjustment	9	10	10	10	10

Segment earnings	$226	213	199	173	196

Economic profit	$127	109	109	98	97
Risk adjusted return on capital	29.86%	27.46	27.90	25.77	25.08
Economic capital, average	$2,656	2,678	2,604	2,631	2,729
Cash overhead efficiency ratio (c)	40.43%	41.21	41.81	43.30	42.26
Average loans, net	$49,781	50,255	49,720	49,519	49,959
Average core deposits	$31,390	28,910	26,121	25,483	23,721

RETAIL AND SMALL BUSINESS
Net interest income (c)	$1,353	1,299	1,253	1,266	1,239
Fee and other income	476	500	467	485	434
Intersegment revenue	21	20	20	18	20

Total revenue (c)	1,850	1,819	1,740	1,769	1,693
Provision for loan losses	87	71	64	71	76
Noninterest expense	1,076	1,069	1,042	1,077	1,027
Income taxes	251	249	231	226	215
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$436	430	403	395	375

Economic profit	$368	355	322	315	298
Risk adjusted return on capital	60.01%	58.72	55.14	52.53	50.96
Economic capital, average	$2,987	2,975	2,965	3,012	2,954
Cash overhead efficiency ratio (c)	58.17%	58.79	59.89	60.86	60.71
Average loans, net	$64,436	62,741	61,144	56,562	51,470
Average core deposits	$123,708	122,256	119,375	118,769	118,140

(a)	Certain amounts presented in this Table 4 in periods prior to the third quarter of 2003 have been reclassified to conform to the presentation in the third quarter of 2003.
(b)	General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.
(c)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003			2002

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$77	38	39	39	42
Fee and other income	1,292	800	735	750	729
Intersegment revenue	(17)	(16)	(19)	(18)	(18)

Total revenue (b)	1,352	822	755	771	753
Provision for loan losses	—	—	—	—	—
Noninterest expense	1,144	662	625	621	614
Income taxes	76	59	47	55	51
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$132	101	83	95	88

Economic profit	$95	81	65	76	70
Risk adjusted return on capital	39.94%	56.90	49.76	56.57	53.07
Economic capital, average	$1,308	710	678	667	658
Cash overhead efficiency ratio (b)	84.66%	80.69	82.67	80.56	81.59
Average loans, net	$135	140	134	131	177
Average core deposits	$1,754	1,338	1,367	1,487	1,314
FTE employees	19,911	12,428	12,528	12,682	12,999
Assets under management	$241,560	239,837	233,134	232,430	227,486

RETAIL BROKERAGE SERVICES
Net interest income (b)	$69	30	33	31	36
Fee and other income	1,050	572	521	524	515
Intersegment revenue	(15)	(16)	(18)	(18)	(17)

Total revenue (b)	1,104	586	536	537	534
Provision for loan losses	—	—	—	—	—
Noninterest expense	952	481	458	452	457
Income taxes	57	39	28	32	29
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$95	66	50	53	48

Economic profit	$63	51	36	39	34
Risk adjusted return on capital	33.38%	48.60	38.89	42.12	38.57
Economic capital, average	$1,124	550	523	505	499
Cash overhead efficiency ratio (b)	86.48%	82.15	85.28	84.27	85.65
Average loans, net	$—	2	3	2	2
Average core deposits	$419	208	180	210	198

(a)	Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.
(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003			2002

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSET MANAGEMENT
Net interest income (b)	$8	7	5	7	5
Fee and other income	247	236	224	233	225
Intersegment revenue	(1)	1	(1)	—	(2)

Total revenue (b)	254	244	228	240	228
Provision for loan losses	—	—	—	—	—
Noninterest expense	201	192	178	180	170
Income taxes	19	19	18	21	21
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$34	33	32	39	37

Economic profit	$29	28	28	34	33
Risk adjusted return on capital	72.67%	79.96	81.90	93.15	90.01
Economic capital, average	$187	163	158	165	162
Cash overhead efficiency ratio (b)	78.88%	78.87	77.96	74.66	74.65
Average loans, net	$135	138	131	129	175
Average core deposits	$1,335	1,130	1,187	1,277	1,116

OTHER
Net interest income (b)	$—	1	1	1	1
Fee and other income	(5)	(8)	(10)	(7)	(11)
Intersegment revenue	(1)	(1)	—	—	1

Total revenue (b)	(6)	(8)	(9)	(6)	(9)
Provision for loan losses	—	—	—	—	—
Noninterest expense	(9)	(11)	(11)	(11)	(13)
Income taxes	—	1	1	2	1
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$3	2	1	3	3

Economic profit	$3	2	1	3	3
Risk adjusted return on capital	—%	—	—	—	—
Economic capital, average	$(3)	(3)	(3)	(3)	(3)
Cash overhead efficiency ratio (b)	—%	—	—	—	—
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	2003			2002

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

WEALTH MANAGEMENT
Net interest income (a)	$115	107	103	103	100
Fee and other income	132	133	133	135	122
Intersegment revenue	1	2	1	1	1

Total revenue (a)	248	242	237	239	223
Provision for loan losses	2	5	4	6	3
Noninterest expense	180	175	170	172	161
Income taxes	23	24	23	22	21
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$43	38	40	39	38

Economic profit	$26	26	27	27	24
Risk adjusted return on capital	37.14%	36.40	40.78	39.82	37.52
Economic capital, average	$403	400	375	375	364
Cash overhead efficiency ratio (a)	72.39%	72.81	71.66	71.62	72.08
Lending commitments	$3,843	3,678	3,343	3,288	3,145
Average loans, net	9,833	9,617	9,357	9,028	8,854
Average core deposits	$11,083	10,817	10,662	10,339	10,006
FTE employees	3,839	3,921	3,881	3,726	3,760

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003			2002

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$559	551	564	589	602
Fee and other income	560	578	571	375	347
Intersegment revenue	(31)	(29)	(26)	(25)	(20)

Total revenue (b)	1,088	1,100	1,109	939	929
Provision for loan losses	10	95	110	161	317
Noninterest expense	578	566	556	537	509
Income taxes	155	132	133	69	22
Tax-equivalent adjustment	32	31	31	23	18

Segment earnings	$313	276	279	149	63

Economic profit	$140	127	126	13	15
Risk adjusted return on capital	21.14%	19.44	19.03	11.77	11.88
Economic capital, average	$5,444	6,045	6,370	6,602	6,964
Cash overhead efficiency ratio (b)	53.20%	51.45	50.12	57.28	54.71
Lending commitments	$73,606	75,132	79,060	82,163	84,188
Average loans, net	32,145	34,608	36,104	38,673	40,250
Average core deposits	$16,472	14,815	14,120	13,491	12,832
FTE employees	4,305	4,309	4,157	4,203	4,308

CORPORATE LENDING
Net interest income (b)	$299	300	310	339	355
Fee and other income	189	134	155	107	120
Intersegment revenue	4	3	4	3	4

Total revenue (b)	492	437	469	449	479
Provision for loan losses	10	95	112	160	317
Noninterest expense	128	129	121	112	112
Income taxes	133	79	90	67	22
Tax-equivalent adjustment	—	1	—	1	—

Segment earnings	$221	133	146	109	28

Economic profit	$104	49	54	32	36
Risk adjusted return on capital	23.56%	16.22	16.30	13.87	14.02
Economic capital, average	$3,270	3,738	4,162	4,423	4,728
Cash overhead efficiency ratio (b)	26.11%	29.40	25.93	24.89	23.49
Average loans, net	$26,314	29,100	30,686	33,113	34,565
Average core deposits	$1,347	1,249	1,301	1,410	1,534

TREASURY AND TRADE FINANCE
Net interest income (b)	$84	76	79	83	81
Fee and other income	179	175	178	170	176
Intersegment revenue	(26)	(23)	(23)	(19)	(16)

Total revenue (b)	237	228	234	234	241
Provision for loan losses	—	(3)	(3)	2	—
Noninterest expense	173	174	174	172	163
Income taxes	24	21	23	21	28
Tax-equivalent adjustment	—	—	—	1	1

Segment earnings	$40	36	40	38	49

Economic profit	$32	25	30	32	40
Risk adjusted return on capital	63.05%	52.87	60.20	66.12	80.64
Economic capital, average	$240	244	247	229	231
Cash overhead efficiency ratio (b)	73.45%	76.49	74.15	73.29	67.86
Average loans, net	$4,042	3,703	3,507	3,687	3,788
Average core deposits	$10,297	9,226	9,040	8,908	8,663

(a)	Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.
(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003			2002

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

INVESTMENT BANKING
Net interest income (b)	$173	175	174	169	168
Fee and other income	217	326	282	203	80
Intersegment revenue	(9)	(9)	(7)	(9)	(8)

Total revenue (b)	381	492	449	363	240
Provision for loan losses	—	3	—	(1)	—
Noninterest expense	263	252	255	246	228
Income taxes (benefits)	12	57	38	21	(14)
Tax-equivalent adjustment	32	30	31	21	17

Segment earnings	$74	150	125	76	9

Economic profit	$49	121	96	47	(11)
Risk adjusted return on capital	28.43%	52.36	45.99	28.52	6.65
Economic capital, average	$1,119	1,172	1,112	1,062	1,044
Cash overhead efficiency ratio (b)	69.09%	51.21	56.63	67.84	94.15
Average loans, net	$1,789	1,805	1,907	1,868	1,897
Average core deposits	$4,828	4,340	3,779	3,173	2,635

PRINCIPAL INVESTING
Net interest income (b)	$3	—	1	(2)	(2)
Fee and other income	(25)	(57)	(44)	(105)	(29)
Intersegment revenue	—	—	—	—	—

Total revenue (b)	(22)	(57)	(43)	(107)	(31)
Provision for loan losses	—	—	1	—	—
Noninterest expense	14	11	6	7	6
Income tax benefits	(14)	(25)	(18)	(40)	(14)
Tax-equivalent adjustment	—	—	—	—	—

Segment loss	$(22)	(43)	(32)	(74)	(23)

Economic profit	$(45)	(68)	(54)	(98)	(50)
Risk adjusted return on capital	(10.91)%	(19.48)	(14.96)	(32.77)	(9.50)
Economic capital, average	$815	891	849	888	961
Cash overhead efficiency ratio (b)	n/m %	n/m	n/m	n/m	n/m
Average loans, net	$—	—	4	5	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	2003			2002

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PARENT
Net interest income (a)	$39	75	128	30	38
Fee and other income	91	74	77	149	172
Intersegment revenue	(1)	(2)	1	—	(1)

Total revenue (a)	129	147	206	179	209
Provision for loan losses	(52)	(4)	5	(3)	1
Noninterest expense	167	165	182	226	272
Minority interest	71	16	9	—	—
Income tax benefits	(100)	(86)	(76)	(206)	(313)
Tax-equivalent adjustment	22	22	23	26	26

Segment earnings	$21	34	63	136	223

Economic profit	$6	40	88	148	252
Risk adjusted return on capital	11.95%	17.85	25.85	36.74	54.15
Economic capital, average	$2,072	2,418	2,368	2,276	2,317
Cash overhead efficiency ratio (a)	31.12%	22.48	20.60	44.49	56.64
Lending commitments	$14,399	16,091	15,381	15,211	15,537
Average loans, net	1,664	374	1,505	(634)	1,218
Average core deposits	$1,308	1,281	1,343	1,169	1,171
FTE employees	24,044	23,725	23,952	23,664	23,745

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Three Months Ended September 30, 2003

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$1,886	77	115	559	39	(63)	2,613
Fee and other income	568	1,292	132	560	91	—	2,643
Intersegment revenue	48	(17)	1	(31)	(1)	—	—

Total revenue (a)	2,502	1,352	248	1,088	129	(63)	5,256
Provision for loan losses	121	—	2	10	(52)	—	81
Noninterest expense	1,340	1,144	180	578	167	148	3,557
Minority interest	—	—	—	—	71	(16)	55
Income taxes (benefits)	370	76	23	155	(100)	(49)	475
Tax-equivalent adjustment	9	—	—	32	22	(63)	—

Income before cumulative effect of a change in accounting principle	662	132	43	313	21	(83)	1,088
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	17	—	17

Net income	662	132	43	313	38	(83)	1,105
Dividends on preferred stock	—	—	—	—	—	—	—

Net income available to common stockholders	$662	132	43	313	38	(83)	1,105

Economic profit	$495	95	26	140	6	—	762
Risk adjusted return on capital	45.82%	39.94	37.14	21.14	11.95	—	31.31
Economic capital, average	$5,643	1,308	403	5,444	2,072	—	14,870
Cash overhead efficiency ratio (a)	53.54%	84.66	72.39	53.20	31.12	—	61.70
Lending commitments	$63,509	—	3,843	73,606	14,399	—	155,357
Average loans, net	114,217	135	9,833	32,145	1,664	—	157,994
Average core deposits	$155,098	1,754	11,083	16,472	1,308	—	185,715
FTE employees	35,451	19,911	3,839	4,305	24,044	—	87,550

	Three Months Ended September 30, 2003

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$1,738	42	100	602	38	(54)	2,466
Fee and other income	520	729	122	347	172	—	1,890
Intersegment revenue	38	(18)	1	(20)	(1)	—	—

Total revenue (a)	2,296	753	223	929	209	(54)	4,356
Provision for loan losses	114	—	3	317	1	—	435
Noninterest expense	1,282	614	161	509	272	107	2,945
Income taxes (benefits)	319	51	21	22	(313)	(40)	60
Tax-equivalent adjustment	10	—	—	18	26	(54)	—

Net income	571	88	38	63	223	(67)	916
Dividends on preferred stock	—	—	—	—	3	—	3

Net income available to common stockholders	$571	88	38	63	220	(67)	913

Economic profit	$395	70	24	15	252	—	756
Risk adjusted return on capital	38.53%	53.07	37.52	11.88	54.15	—	29.76
Economic capital, average	$5,683	658	364	6,964	2,317	—	15,986
Cash overhead efficiency ratio (a)	55.87%	81.59	72.08	54.71	56.64	—	60.87
Lending commitments	$56,469	—	3,145	84,188	15,537	—	159,339
Average loans, net	101,429	177	8,854	40,250	1,218	—	151,928
Average core deposits	$141,861	1,314	10,006	12,832	1,171	—	167,184
FTE employees	36,175	12,999	3,760	4,308	23,745	—	80,987

(a)	Tax-equivalent.
(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(Dollars in millions)	2003	2002

GENERAL BANK COMBINED (a)
Net interest income (b)	$5,442	5,108
Fee and other income	1,711	1,526
Intersegment revenue	136	120

Total revenue (b)	7,289	6,754
Provision for loan losses	325	327
Noninterest expense	3,961	3,765
Income taxes	1,067	942
Tax-equivalent adjustment	29	30

Segment earnings	$1,907	1,690

Economic profit	$1,390	1,156
Risk adjusted return on capital	44.06%	38.16
Economic capital, average	$5,622	5,689
Cash overhead efficiency ratio (b)	54.34%	55.75
Lending commitments	$63,509	56,469
Average loans, net	112,705	100,131
Average core deposits	$150,622	139,220
FTE employees	35,451	36,175

COMMERCIAL
Net interest income (b)	$1,537	1,458
Fee and other income	268	270
Intersegment revenue	75	56

Total revenue (b)	1,880	1,784
Provision for loan losses	103	124
Noninterest expense	774	752
Income taxes	336	302
Tax-equivalent adjustment	29	30

Segment earnings	$638	576

Economic profit	$345	284
Risk adjusted return on capital	28.41%	24.83
Economic capital, average	$2,646	2,746
Cash overhead efficiency ratio (b)	41.13%	42.16
Average loans, net	$49,919	50,221
Average core deposits	$28,827	22,033

RETAIL AND SMALL BUSINESS
Net interest income (b)	$3,905	3,650
Fee and other income	1,443	1,256
Intersegment revenue	61	64

Total revenue (b)	5,409	4,970
Provision for loan losses	222	203
Noninterest expense	3,187	3,013
Income taxes	731	640
Tax-equivalent adjustment	—	—

Segment earnings	$1,269	1,114

Economic profit	$1,045	872
Risk adjusted return on capital	57.98%	50.60
Economic capital, average	$2,976	2,943
Cash overhead efficiency ratio (b)	58.94%	60.62
Average loans, net	$62,786	49,910
Average core deposits	$121,795	117,187

(a)	General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.
(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(Dollars in millions)	2003	2002

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$154	123
Fee and other income	2,827	2,300
Intersegment revenue	(52)	(54)

Total revenue (b)	2,929	2,369
Provision for loan losses	—	—
Noninterest expense	2,431	1,934
Income taxes	182	159
Tax-equivalent adjustment	—	—

Segment earnings	$316	276

Economic profit	$241	219
Risk adjusted return on capital	46.83%	52.98
Economic capital, average	$901	696
Cash overhead efficiency ratio (b)	83.03%	81.65
Average loans, net	$136	177
Average core deposits	$1,488	1,294
FTE employees	19,911	12,999
Assets under management	$241,560	227,486

RETAIL BROKERAGE SERVICES
Net interest income (b)	$132	115
Fee and other income	2,143	1,631
Intersegment revenue	(49)	(54)

Total revenue (b)	2,226	1,692
Provision for loan losses	—	—
Noninterest expense	1,891	1,460
Income taxes	124	85
Tax-equivalent adjustment	—	—

Segment earnings	$211	147

Economic profit	$150	103
Risk adjusted return on capital	38.47%	36.80
Economic capital, average	$734	533
Cash overhead efficiency ratio (b)	85.05%	86.31
Average loans, net	$1	3
Average core deposits	$270	136

(a)	Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.
(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(Dollars in millions)	2003	2002

ASSET MANAGEMENT
Net interest income (b)	$20	5
Fee and other income	707	702
Intersegment revenue	(1)	(3)

Total revenue (b)	726	704
Provision for loan losses	—	—
Noninterest expense	571	511
Income taxes	56	71
Tax-equivalent adjustment	—	—

Segment earnings	$99	122

Economic profit	$85	109
Risk adjusted return on capital	77.85%	98.56
Economic capital, average	$170	166
Cash overhead efficiency ratio (b)	78.59%	72.66
Average loans, net	$135	174
Average core deposits	$1,218	1,158

OTHER
Net interest income (b)	$2	3
Fee and other income	(23)	(33)
Intersegment revenue	(2)	3

Total revenue (b)	(23)	(27)
Provision for loan losses	—	—
Noninterest expense	(31)	(37)
Income taxes	2	3
Tax-equivalent adjustment	—	—

Segment earnings	$6	7

Economic profit	$6	7
Risk adjusted return on capital	—%	—
Economic capital, average	$(3)	(3)
Cash overhead efficiency ratio (b)	—%	—
Average loans, net	$—	—
Average core deposits	$—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(Dollars in millions)	2003	2002

WEALTH MANAGEMENT
Net interest income (a)	$325	297
Fee and other income	398	394
Intersegment revenue	4	4

Total revenue (a)	727	695
Provision for loan losses	11	11
Noninterest expense	525	487
Income taxes	70	72
Tax-equivalent adjustment	—	—

Segment earnings	$121	125

Economic profit	$79	87
Risk adjusted return on capital	38.03%	43.53
Economic capital, average	$393	358
Cash overhead efficiency ratio (a)	72.29%	70.14
Lending commitments	$3,843	3,145
Average loans, net	9,604	8,630
Average core deposits	$10,855	9,928
FTE employees	3,839	3,760

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(Dollars in millions)	2003	2002

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$1,674	1,768
Fee and other income	1,709	1,340
Intersegment revenue	(86)	(62)

Total revenue (b)	3,297	3,046
Provision for loan losses	215	832
Noninterest expense	1,700	1,545
Income taxes	420	182
Tax-equivalent adjustment	94	70

Segment earnings	$868	417

Economic profit	$393	160
Risk adjusted return on capital	19.82%	13.92
Economic capital, average	$5,950	7,324
Cash overhead efficiency ratio (b)	51.58%	50.71
Lending commitments	$73,606	84,188
Average loans, net	34,271	41,713
Average core deposits	$15,144	12,599
FTE employees	4,305	4,308

CORPORATE LENDING
Net interest income (b)	$909	1,075
Fee and other income	478	390
Intersegment revenue	11	11

Total revenue (b)	1,398	1,476
Provision for loan losses	217	817
Noninterest expense	378	344
Income taxes	302	123
Tax-equivalent adjustment	1	1

Segment earnings	$500	191

Economic profit	$207	115
Risk adjusted return on capital	18.43%	14.11
Economic capital, average	$3,720	4,933
Cash overhead efficiency ratio (b)	27.08%	23.31
Average loans, net	$28,684	36,165
Average core deposits	$1,299	1,319

TREASURY AND TRADE FINANCE
Net interest income (b)	$239	233
Fee and other income	532	515
Intersegment revenue	(72)	(52)

Total revenue (b)	699	696
Provision for loan losses	(6)	16
Noninterest expense	521	477
Income taxes	68	74
Tax-equivalent adjustment	—	1

Segment earnings	$116	128

Economic profit	$87	113
Risk adjusted return on capital	58.70%	76.34
Economic capital, average	$244	232
Cash overhead efficiency ratio (b)	74.68%	68.64
Average loans, net	$3,753	3,547
Average core deposits	$9,526	8,655

(a)	Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.
(b)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(Dollars in millions)	2003	2002

INVESTMENT BANKING
Net interest income (b)	$522	461
Fee and other income	825	596
Intersegment revenue	(25)	(21)

Total revenue (b)	1,322	1,036
Provision for loan losses	3	(1)
Noninterest expense	770	707
Income taxes	107	51
Tax-equivalent adjustment	93	68

Segment earnings	$349	211

Economic profit	$266	129
Risk adjusted return on capital	42.34%	26.02
Economic capital, average	$1,135	1,146
Cash overhead efficiency ratio (b)	58.20%	68.16
Average loans, net	$1,833	2,001
Average core deposits	$4,319	2,625

PRINCIPAL INVESTING
Net interest income (b)	$4	(1)
Fee and other income	(126)	(161)
Intersegment revenue	—	—

Total revenue (b)	(122)	(162)
Provision for loan losses	1	—
Noninterest expense	31	17
Income tax benefits	(57)	(66)
Tax-equivalent adjustment	—	—

Segment loss	$(97)	(113)

Economic profit	$(167)	(197)
Risk adjusted return on capital	(15.23)%	(14.94)
Economic capital, average	$851	1,013
Cash overhead efficiency ratio (b)	n/m %	n/m
Average loans, net	$1	—
Average core deposits	$—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(Dollars in millions)	2003	2002

PARENT
Net interest income (a)	$242	216
Fee and other income	242	467
Intersegment revenue	(2)	(8)

Total revenue (a)	482	675
Provision for loan losses	(51)	1
Noninterest expense	514	667
Minority interest	96	—
Income tax benefits	(262)	(379)
Tax-equivalent adjustment	67	59

Segment earnings	$118	327

Economic profit	$134	420
Risk adjusted return on capital	18.78%	34.36
Economic capital, average	$2,284	2,405
Cash overhead efficiency ratio (a)	24.03%	27.46
Lending commitments	$14,399	15,537
Average loans, net	1,182	4,196
Average core deposits	$1,311	1,718
FTE employees	24,044	23,745

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended September 30, 2003

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$5,442	154	325	1,674	242	(190)	7,647
Fee and other income	1,711	2,827	398	1,709	242	—	6,887
Intersegment revenue	136	(52)	4	(86)	(2)	—	—

Total revenue (a)	7,289	2,929	727	3,297	482	(190)	14,534
Provision for loan losses	325	—	11	215	(51)	—	500
Noninterest expense	3,961	2,431	525	1,700	514	308	9,439
Minority interest	—	—	—	—	96	(16)	80
Income taxes (benefits)	1,067	182	70	420	(262)	(109)	1,368
Tax-equivalent adjustment	29	—	—	94	67	(190)	-

Income before cumulative effect of a change in accounting principle	1,907	316	121	868	118	(183)	3,147
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	17	—	17

Net income	1,907	316	121	868	135	(183)	3,164
Dividends on preferred stock	—	—	—	—	5	—	5

Net income available to common stockholders	$1,907	316	121	868	130	(183)	3,159

Economic profit	$1,390	241	79	393	134	—	2,237
Risk adjusted return on capital	44.06%	46.83	38.03	19.82	18.78	—	30.74
Economic capital, average	$5,622	901	393	5,950	2,284	—	15,150
Cash overhead efficiency ratio (a)	54.34%	83.03	72.29	51.58	24.03	—	59.32
Lending commitments	$63,509	—	3,843	73,606	14,399	—	155,357
Average loans, net	112,705	136	9,604	34,271	1,182	—	157,898
Average core deposits	$150,622	1,488	10,855	15,144	1,311	—	179,420
FTE employees	35,451	19,911	3,839	4,305	24,044	—	87,550

	Nine Months Ended September 30, 2002

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$5,108	123	297	1,768	216	(159)	7,353
Fee and other income	1,526	2,300	394	1,340	467	—	6,027
Intersegment revenue	120	(54)	4	(62)	(8)	—	—

Total revenue (a)	6,754	2,369	695	3,046	675	(159)	13,380
Provision for loan losses	327	—	11	832	1	—	1,171
Noninterest expense	3,765	1,934	487	1,545	667	242	8,640
Income taxes (benefits)	942	159	72	182	(379)	(91)	885
Tax-equivalent adjustment	30	—	—	70	59	(159)	—

Net income	1,690	276	125	417	327	(151)	2,684
Dividends on preferred stock	—	—	—	—	15	—	15

Net income available to common stockholders	$1,690	276	125	417	312	(151)	2,669

Economic profit	$1,156	219	87	160	420	—	2,042
Risk adjusted return on capital	38.16%	52.98	43.53	13.92	34.36	—	27.57
Economic capital, average	$5,689	696	358	7,324	2,405	—	16,472
Cash overhead efficiency ratio (a)	55.75%	81.65	70.14	50.71	27.46	—	58.47
Lending commitments	$56,469	—	3,145	84,188	15,537	—	159,339
Average loans, net	100,131	177	8,630	41,713	4,196	—	154,847
Average core deposits	$139,220	1,294	9,928	12,599	1,718	—	164,759
FTE employees	36,175	12,999	3,760	4,308	23,745	—	80,987

(a)	Tax-equivalent.
(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 5
NET TRADING REVENUE — INVESTMENT BANKING (a)

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (Tax-equivalent)	$90	102	108	93	108
Trading accounts profits (losses)	(11)	87	117	(19)	(80)
Other fee income	65	57	51	66	53

Total net trading revenue (Tax-equivalent)	$144	246	276	140	81

(a)	Certain amounts presented in periods prior to the third quarter of 2003 have been reclassified to conform to the presentation in the third quarter of 2003.

Table 6
SELECTED RATIOS

	Nine Months Ended
	September 30,			2003			2002

				Third	Second	First	Fourth	Third
	2003		2002	Quarter	Quarter	Quarter	Quarter	Quarter

PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	10.96	X	10.62	11.78	10.56	10.52	10.33	10.34
Return on assets	1.20%		1.13	1.16	1.21	1.23	1.08	1.13
Return on common stockholders’ equity	13.14		11.95	13.71	12.78	12.94	11.07	11.63
Return on total stockholders’ equity	13.16%		12.01	13.71	12.79	12.99	11.12	11.68

DIVIDEND PAYOUT RATIOS
Common shares	38.30%		37.95	42.17	37.66	34.21	39.39	39.39
Preferred and common shares	38.28%		38.32	42.17	37.90	34.43	39.90	39.38

(a)	Based on average balances and net income.

Table 7
TRADING ACCOUNT ASSETS AND LIABILITIES

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TRADING ACCOUNT ASSETS
U.S. Treasury	$1,640	2,832	3,716	2,545	2,608
U.S. Government agencies	2,912	3,203	2,523	1,802	2,129
State, county and municipal	647	248	453	358	811
Mortgage-backed securities	3,185	7,439	3,538	1,664	4,415
Other asset-backed securities	4,115	3,351	3,816	4,103	3,955
Corporate bonds and debentures	3,808	4,077	3,683	3,295	3,543
Derivative financial instruments	15,624	16,722	15,108	17,214	17,344
Sundry	4,461	2,564	1,841	2,174	1,097

Total trading account assets	$36,392	40,436	34,678	33,155	35,902

TRADING ACCOUNT LIABILITIES
Securities sold short	9,187	9,064	6,423	5,920	4,796
Derivative financial instruments	14,772	16,077	14,473	16,980	17,414

Total trading account liabilities	$23,959	25,141	20,896	22,900	22,210

Table 8
SECURITIES

	September 30, 2003

						Gross Unrealized			Average
	1 Year	1-5	5-10	After 10				Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years

MARKET VALUE
U.S. Treasury	$105	634	—	2	741	7	—	734	2.34
U.S. Government agencies	227	19,964	14,547	—	34,738	662	222	34,298	4.21
Asset-backed
Residual interests from securitizations	37	653	539	48	1,277	468	3	812	4.46
Retained bonds
from securitizations	186	7,076	2,184	8	9,454	296	2	9,160	4.35
Collateralized mortgage
obligations	3,017	7,217	596	—	10,830	98	9	10,741	2.59
Commercial mortgage-backed	—	3,668	4,833	—	8,501	701	8	7,808	5.52
Other	3,680	2,909	106	15	6,710	22	8	6,696	1.68
State, county and municipal	73	313	472	2,400	3,258	236	10	3,032	16.92
Sundry	689	5,581	2,515	2,882	11,667	188	70	11,549	7.98

Total market value	$8,014	48,015	25,792	5,355	87,176	2,678	332	84,830	4.85

MARKET VALUE
Debt securities	$8,014	48,015	25,792	4,033	85,854	2,643	325	83,536
Equity securities	—	—	—	1,322	1,322	35	7	1,294

Total market value	$8,014	48,015	25,792	5,355	87,176	2,678	332	84,830

AMORTIZED COST
Debt securities	$7,900	46,713	25,031	3,892	83,536
Equity securities	—	—	—	1,294	1,294

Total amortized cost	$7,900	46,713	25,031	5,186	84,830

WEIGHTED AVERAGE YIELD
U.S. Treasury	1.12%	2.22	—	5.14	2.07
U.S. Government agencies	6.28	4.27	4.96	—	4.57
Asset-backed
Residual interests
from securitizations	—	61.62	18.60	42.19	45.54
Retained bonds
from securitizations	8.49	4.91	1.92	14.82	4.28
Collateralized mortgage
obligations	3.35	2.49	4.55	—	2.84
Commercial mortgage-backed	—	5.60	5.32	—	5.44
Other	2.28	1.38	8.06	8.53	2.00
State, county and municipal	7.79	9.18	9.18	7.04	7.54
Sundry	6.55	5.09	5.49	4.79	5.18
Consolidated	3.32%	4.72	5.04	5.95	4.76

     At September 30, 2003, all securities were classified as available for sale.
     Included in U.S. Government agencies are agency securities retained from the securitization of residential mortgage loans. These securities had an amortized cost and market value of $2.4 billion and $2.5 billion at September 30, 2003, respectively.
     Included in asset-backed securities are retained bonds primarily from the securitization of prime equity lines, residential mortgage, commercial real estate, SBA and student loans. At September 30, 2003, retained bonds with an amortized cost of $9.0 billion and a market value of $9.3 billion are considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $8.3 billion and $8.6 billion at September 30, 2003, respectively, have an external credit rating of AA and above.
     Securities with an aggregate amortized cost of $51 billion at September 30, 2003, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.
     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.
     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
     At September 30, 2003, there were forward commitments to purchase securities at a cost that approximates a market value of $11.2 billion. At September 30, 2003, there were commitments to sell securities at a cost that approximates a market value of $1.0 billion.
     Gross gains and losses realized on the sale of debt securities for the nine months ended September 30, 2003, were $283 million and $188 million (including $112 million of impairment losses), respectively, and gross gains and losses realized on the sale of equity securities were $7 million and $33 million, respectively.

Table 9
LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS (a)

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$55,181	54,857	56,476	56,501	57,899
Real estate — construction and other	5,741	5,442	4,712	4,542	4,990
Real estate — mortgage	15,746	17,538	18,550	18,962	19,535
Lease financing	23,598	23,204	23,060	22,667	22,616
Foreign	6,815	6,622	6,433	6,425	6,992

Total commercial	107,081	107,663	109,231	109,097	112,032

CONSUMER
Real estate secured	51,516	47,853	47,623	46,706	38,721
Student loans	8,160	7,657	7,466	6,921	6,305
Installment loans and vehicle leasing	9,110	9,644	9,982	10,249	10,433

Total consumer	68,786	65,154	65,071	63,876	55,459

Total loans	175,867	172,817	174,302	172,973	167,491
Unearned income	9,942	9,984	10,080	9,876	9,949

Loans, net (On-balance sheet)	$165,925	162,833	164,222	163,097	157,542

MANAGED PORTFOLIO (b)

COMMERCIAL
On-balance sheet loan portfolio	$107,081	107,663	109,231	109,097	112,032
Securitized loans — off-balance sheet	2,071	2,126	2,190	2,218	2,288
Loans held for sale included in other assets	1,347	1,282	1,617	1,140	1,271

Total commercial	110,499	111,071	113,038	112,455	115,591

CONSUMER
Real estate secured
On-balance sheet loan portfolio	51,516	47,853	47,623	46,706	38,721
Securitized loans — off-balance sheet	10,192	9,944	11,210	11,236	11,066
Securitized loans included in securities	11,809	13,015	14,813	17,316	18,963
Loans held for sale included in other assets	8,368	8,223	5,201	4,254	4,437

Total real estate secured	81,885	79,035	78,847	79,512	73,187

Student loans
On-balance sheet loan portfolio	8,160	7,657	7,466	6,921	6,305
Securitized loans — off-balance sheet	1,786	1,947	2,109	2,306	2,494
Loans held for sale included in other assets	458	583	643	618	549

Total student loans	10,404	10,187	10,218	9,845	9,348

Installment loans and vehicle leasing
On-balance sheet loan portfolio	9,110	9,644	9,982	10,249	10,433
Securitized loans — off-balance sheet	—	—	—	—	1

Total installment loans and vehicle leasing	9,110	9,644	9,982	10,249	10,434

Total consumer	101,399	98,866	99,047	99,606	92,969

Total managed portfolio	$211,898	209,937	212,085	212,061	208,560

SERVICING PORTFOLIO (c)
Commercial	$80,207	73,128	65,076	59,336	53,611
Consumer	$8,465	6,581	2,236	2,272	2,490

(a)	Certain amounts presented prior to the third quarter of 2003 have been reclassified to conform to the presentation in the third quarter of 2003. Real estate — construction and other and real estate — mortgage amounts prior to the third quarter of 2003 are based on estimates.
(b)	The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.
(c)	The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 10
LOANS HELD FOR SALE

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$10,088	7,461	6,012	6,257	8,398

Core business activity
Core business activity, beginning of period	9,762	6,937	5,488	4,562	8,225
Originations/purchases	9,271	9,729	8,488	8,692	7,200
Transfer of loans to (from) loans held for sale, net	(783)	18	(49)	(52)	(3,639)
Lower of cost or market value adjustments	(7)	(6)	(46)	(13)	(36)
Performing loans sold or securitized	(7,253)	(6,171)	(6,491)	(7,419)	(6,823)
Nonperforming loans sold	(11)	—	—	—	—
Other, principally payments	(1,082)	(745)	(453)	(282)	(365)

Core business activity, end of period	9,897	9,762	6,937	5,488	4,562

Portfolio management activity
Portfolio management activity, beginning of period	326	524	524	1,695	173
Transfers to (from) loans held for sale, net
Performing loans	81	83	244	245	1,697
Nonperforming loans	61	59	(12)	105	201
Lower of cost or market value adjustments	—	—	40	(1)	19
Performing loans sold	(102)	(220)	(147)	(1,357)	(13)
Nonperforming loans sold	(64)	(2)	(51)	(12)	(30)
Allowance for loan losses related to loans
transferred to loans held for sale	(18)	(44)	(55)	(122)	(309)
Other, principally payments	(8)	(74)	(19)	(29)	(43)

Portfolio management activity, end of period	276	326	524	524	1,695

Balance, end of period (a)	$10,173	10,088	7,461	6,012	6,257

(a)	Nonperforming assets included in loans held for sale at September 30, June 30, and March 31, 2003, and at December 31, and September 30, 2002, were $160 million, $167 million, $114 million, $138 million and $115 million, respectively.

Table 11
ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR LOAN LOSSES
Balance, beginning of period	$2,704	2,747	2,798	2,847	2,951
Provision for loan losses relating to loans transferred to other assets or sold	—	26	25	109	211
Provision for loan losses	81	169	199	199	224
Allowance relating to loans acquired, transferred to other assets or sold	(22)	(69)	(80)	(158)	(315)
Net charge-offs	(132)	(169)	(195)	(199)	(224)

Balance, end of period	$2,631	2,704	2,747	2,798	2,847

as a % of loans, net	1.59%	1.66	1.67	1.72	1.81

as a % of nonaccrual and restructured loans (a)	189%	180	169	177	163

as a % of nonperforming assets (a)	175%	166	158	161	149

LOAN LOSSES
Commercial, financial and agricultural	$88	128	150	136	160
Commercial real estate — construction and mortgage	5	7	2	12	5
Consumer (b)	106	91	93	92	94

Total loan losses	199	226	245	240	259

LOAN RECOVERIES
Commercial, financial and agricultural	45	37	29	24	17
Commercial real estate — construction and mortgage	1	1	—	—	—
Consumer (b)	21	19	21	17	18

Total loan recoveries	67	57	50	41	35

Net charge-offs	$132	169	195	199	224

Commercial loan net charge-offs as % of average commercial loans, net (c)	0.21%	0.42	0.53	0.53	0.61
Consumer loan net charge-offs as % of average consumer loans, net (c)	0.51	0.44	0.44	0.52	0.56
Total net charge-offs as % of average loans, net (c)	0.33%	0.43	0.49	0.52	0.59

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$1,072	1,153	1,260	1,269	1,440
Commercial real estate — construction and mortgage	76	96	111	105	137
Consumer real estate secured (b)	215	221	219	208	152
Installment loans and vehicle leasing (b)	28	31	32	3	22

Total nonaccrual loans	1,391	1,501	1,622	1,585	1,751
Foreclosed properties (d)	116	130	118	150	156

Total nonperforming assets	$1,507	1,631	1,740	1,735	1,907

Nonperforming loans included in loans held for sale (e)	$160	167	114	138	115
Nonperforming assets included in loans and in loans held for sale	$1,667	1,798	1,854	1,873	2,022

as % of loans, net, and foreclosed properties (a)	0.91%	1.00	1.06	1.06	1.21

as % of loans, net, foreclosed properties and loans in other assets as held for sale (e)	0.95%	1.04	1.08	1.11	1.23

Accruing loans past due 90 days	$291	293	289	304	284

(a)	These ratios do not include nonperforming loans included in loans held for sale.
(b)	Certain amounts presented prior to the third quarter of 2003 have been reclassified to conform to the presentation in the third quarter of 2003.
(c)	Annualized.
(d)	Restructured loans are not significant.
(e)	These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale, which are included in other assets, are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 12
NONACCRUAL LOAN ACTIVITY (a)

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$1,501	1,622	1,585	1,751	1,805

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	1,249	1,371	1,374	1,577	1,600
New nonaccrual loans and advances	252	291	386	485	528
Gross charge-offs	(93)	(135)	(152)	(148)	(165)
Transfers (to) from loans held for sale	(37)	(44)	12	(105)	(134)
Transfers to other real estate owned	—	(6)	(1)	(4)	(8)
Sales	(56)	(29)	(70)	(49)	(31)
Other, principally payments	(167)	(199)	(178)	(382)	(213)

Net commercial nonaccrual loan activity	(101)	(122)	(3)	(203)	(23)

Commercial nonaccrual loans, end of period	1,148	1,249	1,371	1,374	1,577

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	252	251	211	174	205
New nonaccrual loans and advances, net	15	22	56	55	38
Transfers to loans held for sale	(24)	(21)	—	—	(58)
Sales and securitizations	—	—	(16)	(18)	(11)

Net consumer nonaccrual loan activity	(9)	1	40	37	(31)

Consumer nonaccrual loans, end of period	243	252	251	211	174

Balance, end of period	$1,391	1,501	1,622	1,585	1,751

(a)	Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 13
GOODWILL AND OTHER INTANGIBLE ASSETS

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Goodwill	$11,094	10,907	10,869	10,880	10,810
Deposit base	863	977	1,097	1,225	1,363
Customer relationships	400	254	258	239	222
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$12,447	12,228	12,314	12,434	12,485

Table 14
DEPOSITS

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE DEPOSITS
Noninterest-bearing	$45,493	48,081	46,348	44,640	44,186
Savings and NOW accounts	52,520	52,765	52,430	51,691	49,305
Money market accounts	60,363	55,927	50,439	45,649	44,644
Other consumer time	29,140	30,620	32,017	33,763	35,562

Total core deposits	187,516	187,393	181,234	175,743	173,697
OTHER DEPOSITS
Foreign	8,589	6,561	6,985	6,608	7,603
Other time	7,390	7,338	7,618	9,167	6,485

Total deposits	$203,495	201,292	195,837	191,518	187,785

Table 15
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

September 30, 2003

(In millions)

MATURITY OF
3 months or less	$3,790
Over 3 months through 6 months	811
Over 6 months through 12 months	1,416
Over 12 months	4,041

Total	$10,058

Table 16
LONG-TERM DEBT

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NOTES AND DEBENTURES ISSUED BY
THE PARENT COMPANY
Notes
3.50% to 7.70%, due 2003 to 2008	$7,057	6,500	6,500	6,500	6,473
Floating rate, due 2004 to 2005	490	840	1,120	1,720	1,866
Floating rate extendible, due 2005	10	10	10	10	10
Floating rate indexed notes, due 2005	25	19	—	—	—
Subordinated notes
5.625% to 7.50%, due 2005 to 2009	3,630	3,639	3,900	4,060	4,428
8.00%, due 2009	149	149	149	149	149
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Floating rate, due 2003	—	150	150	150	150
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	911	1,123	1,062	1,094	1,094

Total notes and debentures issued by the Parent Company	13,517	13,675	14,136	14,928	15,415

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank
note programs, varying rates and terms to 2040	6,059	6,188	7,287	7,562	7,680
Subordinated notes
5.875% to 6.75%, due 2003 to 2006	575	575	825	825	825
Bank, 5.00% to 7.875%, due 2006 to 2036	3,047	2,547	2,547	2,547	2,544
7.800% to 7.95%, due 2006 to 2007	248	248	247	398	572
Floating rate, due 2013	417	—	—	—	—

Total notes issued by subsidiaries	10,346	9,558	10,906	11,332	11,621

OTHER DEBT
Trust preferred securities	3,022	3,021	3,021	3,020	2,990
Collateralized notes, floating rate, due 2006 to 2007	4,420	4,420	4,420	4,420	4,391
4.556% auto securitization financing, due 2008	3	13	29	61	97
Advances from the Federal Home Loan Bank	5,010	5,010	5,010	5,255	4,758
Preferred units — The Money Store, LLC	57	57	57	57	57
Capitalized leases	764	768	1,210	176	22
Mortgage notes and other debt of subsidiaries	14	17	7	6	6
Hedge-related basis adjustments	388	512	408	407	401

Total other debt	13,678	13,818	14,162	13,402	12,722

Total	$37,541	37,051	39,204	39,662	39,758

Table 17
CHANGES IN STOCKHOLDERS’ EQUITY

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$32,464	32,267	32,078	32,105	30,379

Comprehensive income
Net income	1,105	1,032	1,027	895	916
Net unrealized (loss) gain on debt and equity securities	(300)	78	15	70	780
Net unrealized gain (loss) on derivative financial instruments	(159)	(46)	(48)	(7)	257

Total comprehensive income	646	1,064	994	958	1,953
Purchases of common stock	(285)	(619)	(501)	(674)	—
Common stock issued for
Stock options and restricted stock	124	139	71	(24)	5
Acquisitions		—	—	—	51
Joint venture	257	—	—	—	—
Deferred compensation, net	73	4	(21)	69	78
Cash dividends
Preferred shares	—	(1)	(4)	(4)	(3)
Common shares	(466)	(390)	(350)	(352)	(358)

Balance, end of period	$32,813	32,464	32,267	32,078	32,105

Table 18
CAPITAL RATIOS

	2003			2002

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$23,828	22,270	21,718	21,411	21,001
Total capital	33,553	31,871	31,471	31,289	31,135
Adjusted risk-weighted assets	274,895	267,447	262,574	260,609	259,057
Adjusted leverage ratio assets	$363,303	328,483	323,879	316,473	307,890
Ratios
Tier 1 capital	8.67%	8.33	8.27	8.22	8.11
Total capital	12.21	11.92	11.99	12.01	12.02
Leverage	6.56	6.78	6.71	6.77	6.82
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	8.44	8.91	9.27	9.38	9.62
Average	8.49%	9.47	9.50	9.68	9.67

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.78%	7.76	7.66	7.42	7.63
Wachovia Bank of Delaware, National Association	14.82	16.01	15.56	14.35	11.97
Total capital
Wachovia Bank, National Association	12.12	11.94	11.99	11.81	12.12
Wachovia Bank of Delaware, National Association	17.64	18.94	18.49	16.58	14.59
Leverage
Wachovia Bank, National Association	6.16	6.45	6.30	6.25	6.61
Wachovia Bank of Delaware, National Association	10.57%	11.83	11.52	11.04	8.03

(a)	Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

Table 19
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS (a)

	September 30, 2003

		Gross Unrealized			In-	Average
	Notional				effective-	Maturity in
(In millions)	Amount	Gains	Losses (f)	Equity (g)	ness (h)	Years (i)

ASSET HEDGES
Cash flow hedges (b)
Interest rate swaps—receive fixed	$36,030	2,976	(45)	1,811	2	5.95
Interest rate swaps—pay fixed	1,514	—	(215)	(134)	—	6.88
Interest rate options	7,200	49	(20)	18	—	1.54
Forward purchase commitments	10,029	215	—	133	(2)	0.04
Futures	2,000	22	—	14	—	0.25
Fair value hedges (c)
Interest rate swaps—pay fixed	1,010	2	(14)	—	(4)	20.51
Forward sale commitments	881	—	(20)	—	(2)	0.02

Total asset hedges	$58,664	3,264	(314)	1,842	(6)	4.39

LIABILITY HEDGES
Cash flow hedges (d)
Interest rate swaps—pay fixed	$31,692	—	(1,578)	(976)	—	4.71
Interest rate options	49,200	17	(785)	(474)	—	3.82
Futures	9,365	—	(94)	(58)	—	0.25
Fair value hedges (e)
Interest rate swaps—receive fixed	16,404	1,528	—	—	—	4.10
Interest rate options	4,925	3	—	—	—	1.88

Total liability hedges	$111,586	1,548	(2,457)	(1,508)	—	3.73

     We use derivative contracts, primarily interest rate swaps, to manage exposure to interest rate risk. Derivatives used to protect against variability in the periodic payments associated with floating rate assets, liabilities or forecasted transactions are designated as cash flow hedges. Generally, receive-fixed swaps are used to hedge the variability associated with the floating rate loans we make; pay-fixed swaps are used to hedge the variability associated with our forecasted issuance of fixed rate short-term liabilities.

     Derivatives used to protect against changes in the fair value of fixed-rate assets and liabilities due to changes in interest rates are designated as fair value hedges. Generally, we use pay-fixed swaps to hedge the fair value of our fixed rate assets, principally available for sale securities, and we use receive-fixed swaps to hedge the fair value of our fixed rate liabilities, mainly debt. The following provides additional detail of our hedging relationships.

(a)  Includes only derivative financial instruments related to interest rate risk management activities. All other derivative financial instruments are classified as trading.

(b)  Receive-fixed interest rate swaps with a notional amount of $36.0 billion, of which $8.1 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.5 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of available for sale securities. Interest rate option combinations with a notional amount of $6.0 billion that qualify as net purchased options are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans, when one-month or three-month LIBOR is above or below the strike rates of the written and purchased options. Net purchased options on receive fixed-swaps with a notional amount of $1.0 billion and a strike rate based on three-month LIBOR are designated as a cash flow hedge of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans. Forward purchase commitments of $10.0 billion and purchased options on securities with a notional amount of $200 million are designated as cash flow hedges of the variability of the consideration to be paid in the forecasted purchase of available for sale securities. Eurodollar futures with a notional amount of $2.0 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of three-month LIBOR-indexed loans.
(c)  Pay-fixed interest rate swaps with a notional amount of $1.0 billion and receive rates based on one-month LIBOR are designated as fair value hedges of available for sale securities. Forward sale commitments of $881 million are designated as fair value hedges of mortgage loans in the warehouse.
(d)  Derivatives with a notional amount of $82.6 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, primarily repurchase agreements and deposit products. Of this amount, $9.4 billion are Eurodollar futures, $27.5 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR, of which $20.0 billion are forward-starting, and $42.9 billion are net purchased options on pay-fixed swaps with a strike based on three-month LIBOR. Interest rate collars with a notional amount of $2.8 billion that qualify as net purchased options also hedge the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, when three-month LIBOR is below the sold floor or between the purchased and written caps. Purchased options on pay-fixed swaps with a notional amount of $3.5 billion and a strike rate based on three-month LIBOR are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of three-month LIBOR-indexed long-term debt. Pay-fixed interest rate swaps with a notional amount of $4.1 billion and receive rates based on the 5-year Constant Maturity Swap index are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of the 5-year Constant Maturity Swap indexed debt.
(e)  Receive-fixed interest rate swaps with a notional amount of $16.4 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily long-term debt and bank notes. Purchased options with a notional amount of $4.9 billion and a strike rate based on the 5-year Constant Maturity Swap index are designated as fair value hedges of debt when the 5-year Constant Maturity Swap index is below the strike rate.
(f)  Represents the fair value of derivative financial instruments less accrued interest receivable or payable.
(g)  At September 30, 2003, the net unrealized gain on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $223 million, net of income taxes. Of this net of tax amount, a $334 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $111 million loss relates to terminated and/or redesignated derivatives. At September 30, 2003, $382 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 22.60 years.
(h)  In the nine months ended September 30, 2003, losses in the amount of $6 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income for the nine months ended September 30, 2003, was increased by $1 million representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.
(i)  Estimated maturity approximates average life.

Table 20
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS — EXPECTED MATURITIES

	September 30, 2003

	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total

CASH FLOW ASSET HEDGES
Notional amount — swaps—receive fixed	$751	1,689	13,253	20,337	—	36,030
Notional amount — swaps—pay fixed	10	1	188	1,277	38	1,514
Notional amount — other	$13,229	6,000	—	—	—	19,229
Weighted average receive rate (a)	5.61%	6.75	5.48	5.31	0.75	5.42
Weighted average pay rate (a)	1.17%	1.23	1.22	1.39	4.58	1.33
Unrealized gain (loss)	$243	113	1,060	1,572	(6)	2,982

FAIR VALUE ASSET HEDGES
Notional amount — swaps—pay fixed	$—	—	—	—	1,010	1,010
Notional amount — other	$881	—	—	—	—	881
Weighted average receive rate (a)	—%	—	—	—	0.75	0.75
Weighted average pay rate (a)	—%	—	—	—	3.65	3.65
Unrealized gain (loss)	$(20)	—	—	—	(12)	(32)

CASH FLOW LIABILITY HEDGES
Notional amount — swaps—pay fixed	$5,310	2,742	11,197	9,752	2,691	31,692
Notional amount — other	$14,085	6,030	20,950	17,500	—	58,565
Weighted average receive rate (a)	1.14%	1.18	1.08	1.13	1.00	1.11
Weighted average pay rate (a)	2.56%	3.55	5.66	7.22	6.39	6.19
Unrealized gain (loss)	$(497)	(279)	(402)	(939)	(323)	(2,440)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps—receive fixed	$1,900	3,750	6,607	3,125	1,022	16,404
Notional amount — other	$—	3,800	1,125	—	—	4,925
Weighted average receive rate (a)	6.63%	6.97	5.97	6.52	5.74	6.36
Weighted average pay rate (a)	1.16%	1.17	1.27	1.16	1.12	1.20
Unrealized gain (loss)	$55	305	572	482	117	1,531

(a)	Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All of the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at September 30, 2003.

Table 21
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS ACTIVITY

	Asset	Liability
(In millions)	Hedges	Hedges	Total

Balance, December 31, 2002	$45,830	89,263	135,093
Additions	35,723	37,093	72,816
Maturities and amortizations	(19,245)	(13,957)	(33,202)
Terminations	(1,950)	(781)	(2,731)
Redesignations and transfers to trading account assets	(1,694)	(32)	(1,726)

Balance, September 30, 2003	$58,664	111,586	170,250

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES (a)

	THIRD QUARTER 2003			SECOND QUARTER 2003

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$4,342	14	1.27%	$4,751	16	1.34%
Federal funds sold and securities purchased under resale agreements	22,080	48	0.88	12,282	35	1.10
Trading account assets (b)	18,941	193	4.07	18,254	200	4.40
Securities (b)	78,436	962	4.90	68,994	977	5.67
Loans (b) (c)
Commercial
Commercial, financial and agricultural	55,186	582	4.18	55,726	584	4.20
Real estate — construction and other	5,574	48	3.47	5,516	49	3.54
Real estate — mortgage	16,485	180	4.33	17,710	201	4.57
Lease financing	6,911	183	10.61	6,885	187	10.87
Foreign	6,756	47	2.73	6,627	47	2.89

Total commercial	90,912	1,040	4.55	92,464	1,068	4.63

Consumer
Real estate secured	49,438	707	5.70	47,558	691	5.82
Student loans	7,962	74	3.70	7,710	78	4.04
Installment loans and vehicle leasing	9,682	152	6.18	10,003	166	6.63

Total consumer	67,082	933	5.54	65,271	935	5.73

Total loans	157,994	1,973	4.97	157,735	2,003	5.09

Other earning assets	21,710	198	3.62	11,859	134	4.52

Total earning assets excluding derivatives	303,503	3,388	4.45	273,875	3,365	4.92
Risk management derivatives (d)	—	362	0.47	—	392	0.57

Total earning assets including derivatives	303,503	3,750	4.92	273,875	3,757	5.49

Cash and due from banks	11,092			10,845
Other assets	62,111			56,998

Total assets	$376,706			$341,718

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	52,570	52	0.39	52,196	71	0.55
Money market accounts	58,576	126	0.85	53,302	156	1.18
Other consumer time	29,814	217	2.89	31,330	243	3.09
Foreign	7,581	22	1.17	6,841	24	1.44
Other time	7,099	33	1.80	7,542	35	1.88

Total interest-bearing deposits	155,640	450	1.15	151,211	529	1.40
Federal funds purchased and securities sold under repurchase agreements	46,359	124	1.06	37,957	149	1.57
Commercial paper	11,978	32	1.05	2,381	5	0.80
Securities sold short	8,850	57	2.58	8,121	58	2.84
Other short-term borrowings	7,797	21	1.05	4,267	15	1.44
Long-term debt	36,388	365	4.02	35,751	366	4.10

Total interest-bearing liabilities excluding derivatives	267,012	1,049	1.56	239,688	1,122	1.88
Risk management derivatives (d)	—	25	0.04	—	52	0.08

Total interest-bearing liabilities including derivatives	267,012	1,074	1.60	239,688	1,174	1.96

Noninterest-bearing deposits	44,755			42,589
Other liabilities	32,954			27,079
Stockholders’ equity	31,985			32,362

Total liabilities and stockholders’ equity	$376,706			$341,718

Interest income and rate earned — including derivatives		$3,750	4.92%		$3,757	5.49%
Interest expense and equivalent rate paid — including derivatives		1,074	1.41		1,174	1.71

Net interest income and margin — including derivatives		$2,676	3.51%		$2,583	3.78%

(a)	Certain amounts presented in periods prior to the third quarter of 2003 have been reclassified to conform to the presentation in the third quarter of 2003. Real estate — construction and other and real estate — mortgage amounts prior to the third quarter of 2003 are based on estimates.
(b)	Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(c)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

FIRST QUARTER 2003			FOURTH QUARTER 2002			THIRD QUARTER 2002

		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$3,688	13	1.43%	$3,416	14	1.59%	$2,891	14	1.90%
8,949	29	1.33	9,507	39	1.63	10,474	49	1.83
16,298	196	4.84	14,683	178	4.83	14,945	194	5.17
72,116	1,020	5.66	71,249	1,045	5.86	62,806	999	6.36

56,464	593	4.26	57,318	663	4.58	57,788	693	4.76
4,679	41	3.56	4,826	46	3.79	5,241	54	4.10
18,658	211	4.57	19,077	236	4.91	19,756	255	5.11
6,777	184	10.86	7,112	187	10.53	7,105	189	10.65
6,461	50	3.11	6,731	58	3.43	6,879	59	3.41

93,039	1,079	4.69	95,064	1,190	4.97	96,769	1,250	5.13

47,147	708	6.03	40,892	687	6.71	41,309	703	6.79
7,492	75	4.08	6,792	73	4.21	3,055	38	4.98
10,286	175	6.92	10,531	190	7.18	10,795	204	7.48

64,925	958	5.95	58,215	950	6.50	55,159	945	6.82

157,964	2,037	5.21	153,279	2,140	5.55	151,928	2,195	5.75

9,580	114	4.81	8,969	115	5.10	11,771	144	4.86

268,595	3,409	5.11	261,103	3,531	5.39	254,815	3,595	5.62
—	371	0.56	—	405	0.61	—	371	0.58

268,595	3,780	5.67	261,103	3,936	6.00	254,815	3,966	6.20

10,887			10,636			9,955
57,799			58,221			56,741

$337,281			$329,960			$321,511

50,887	79	0.63	49,768	99	0.79	48,883	115	0.93
47,987	142	1.20	45,618	156	1.35	43,495	167	1.53
32,671	263	3.27	34,834	331	3.78	36,034	347	3.82
7,304	27	1.47	8,030	33	1.59	6,491	30	1.84
8,656	42	1.97	8,674	45	2.08	6,134	33	2.13

147,505	553	1.52	146,924	664	1.79	141,037	692	1.95
37,392	147	1.60	32,608	149	1.81	32,094	149	1.85
2,604	4	0.70	2,796	7	0.87	3,001	9	1.19
6,734	44	2.67	5,644	35	2.44	6,422	42	2.58
4,170	18	1.72	3,881	15	1.67	3,082	18	2.25
38,744	388	4.01	38,758	405	4.18	37,540	412	4.38

237,149	1,154	1.97	230,611	1,275	2.20	223,176	1,322	2.35
—	48	0.08	—	132	0.22	—	124	0.22

237,149	1,202	2.05	230,611	1,407	2.42	223,176	1,446	2.57

41,443			40,518			38,772
26,637			26,885			28,460
32,052			31,946			31,103

$337,281			$329,960			$321,511

	$3,780	5.67%		$3,936	6.00%		$3,966	6.20%
	1,202	1.81		1,407	2.14		1,446	2.26

	$2,578	3.86%		$2,529	3.86%		$2,520	3.94%

(d)	The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES (a)

	NINE MONTHS ENDED 2003			NINE MONTHS ENDED 2002

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$4,262	43	1.34%	$3,276	49	2.00%
Federal funds sold and securities purchased under resale agreements	14,485	112	1.04	11,104	156	1.88
Trading account assets (b)	17,841	589	4.41	14,805	545	4.92
Securities (b)	73,205	2,959	5.39	59,074	2,880	6.50
Loans (b) (c)
Commercial
Commercial, financial and agricultural	55,788	1,759	4.21	58,891	2,123	4.82
Real estate — construction and other	5,260	138	3.52	5,466	171	4.19
Real estate — mortgage	17,609	592	4.49	19,770	777	5.25
Lease financing	6,858	554	10.78	7,276	575	10.54
Foreign	6,616	144	2.91	6,923	181	3.49

Total commercial	92,131	3,187	4.62	98,326	3,827	5.20

Consumer
Real estate secured	48,056	2,106	5.85	42,335	2,197	6.92
Student loans	7,723	227	3.93	2,946	110	5.01
Installment loans and vehicle leasing	9,988	493	6.59	11,240	639	7.61

Total consumer	65,767	2,826	5.74	56,521	2,946	6.96

Total loans	157,898	6,013	5.09	154,847	6,773	5.84

Other earning assets	14,428	446	4.12	11,404	438	5.13

Total earning assets excluding derivatives	282,119	10,162	4.81	254,510	10,841	5.69
Risk management derivatives (d)	—	1,125	0.53	—	1,027	0.54

Total earning assets including derivatives	282,119	11,287	5.34	254,510	11,868	6.23

Cash and due from banks	10,942			10,204
Other assets	58,985			52,491

Total assets	$352,046			$317,205

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	51,890	202	0.52	48,862	365	1.00
Money market accounts	53,327	424	1.06	40,395	501	1.66
Other consumer time	31,262	723	3.09	37,051	1,111	4.01
Foreign	7,243	73	1.36	7,084	98	1.86
Other time	7,760	110	1.89	6,818	108	2.11

Total interest-bearing deposits	151,482	1,532	1.35	140,210	2,183	2.08
Federal funds purchased and securities sold under repurchase agreements	40,602	420	1.38	32,119	440	1.83
Commercial paper	5,689	41	0.96	3,154	27	1.17
Securities sold short	7,909	159	2.69	6,551	120	2.45
Other short-term borrowings	5,424	54	1.32	3,475	67	2.56
Long-term debt	36,953	1,119	4.04	38,951	1,262	4.32

Total interest-bearing liabilities excluding derivatives	248,059	3,325	1.79	224,460	4,099	2.44
Risk management derivatives (d)	—	125	0.07	—	257	0.15

Total interest-bearing liabilities including derivatives	248,059	3,450	1.86	224,460	4,356	2.59

Noninterest-bearing deposits	42,941			38,451
Other liabilities	28,914			24,425
Stockholders’ equity	32,132			29,869

Total liabilities and stockholders’ equity	$352,046			$317,205

Interest income and rate earned — including derivatives		$11,287	5.34%		$11,868	6.23%
Interest expense and equivalent rate paid — including derivatives		3,450	1.63		4,356	2.29

Net interest income and margin — including derivatives		$7,837	3.71%		$7,512	3.94%

(a)	Certain amounts presented in 2002 have been reclassified to conform to the presentation in 2003. Real estate — construction and other and real estate - mortgage amounts in 2002 are based on estimates.
(b)	Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(c)	The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.
(d)	The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	2003			2002

	Third	Second	First	Fourth	Third
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSETS
Cash and due from banks	$11,178	13,088	13,161	12,264	11,930
Interest-bearing bank balances	3,664	7,539	4,855	3,512	3,561
Federal funds sold and securities purchased under
resale agreements (carrying amount of collateral held
$11,486 at September 30, 2003, $4,010 repledged)	22,491	13,854	11,092	9,160	7,132

Total cash and cash equivalents	37,333	34,481	29,108	24,936	22,623

Trading account assets	36,392	40,436	34,678	33,155	35,902
Securities	87,176	73,764	73,339	75,804	72,071
Loans, net of unearned income	165,925	162,833	164,222	163,097	157,542
Allowance for loan losses	(2,631)	(2,704)	(2,747)	(2,798)	(2,847)

Loans, net	163,294	160,129	161,475	160,299	154,695

Premises and equipment	4,746	4,635	5,118	4,903	5,422
Due from customers on acceptances	732	1,074	1,485	1,051	1,080
Goodwill	11,094	10,907	10,869	10,880	10,810
Other intangible assets	1,353	1,321	1,445	1,554	1,675
Other assets	46,647	37,538	30,547	29,257	29,602

Total assets	$388,767	364,285	348,064	341,839	333,880

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	45,493	48,081	46,348	44,640	44,186
Interest-bearing deposits	158,002	153,211	149,489	146,878	143,599

Total deposits	203,495	201,292	195,837	191,518	187,785
Short-term borrowings	65,474	49,123	44,812	41,173	36,350
Bank acceptances outstanding	743	1,078	1,492	1,061	1,093
Trading account liabilities	23,959	25,141	20,896	22,900	22,210
Other liabilities (a)	22,643	17,287	13,039	13,447	14,579
Long-term debt	37,541	37,051	39,204	39,662	39,758

Total liabilities (a)	353,855	330,972	315,280	309,761	301,775

Minority interest (a)	2,099	849	517	—	—

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value,
97 million shares issued and outstanding at September 30, 2003	—	—	—	—	2
Common stock, $3.33-1/3 par value; authorized 3 billion
shares, outstanding 1.328 billion shares at September 30, 2003	4,427	4,440	4,484	4,524	4,577
Paid-in capital	17,882	17,784	17,903	18,070	18,233
Retained earnings	8,829	8,106	7,778	7,349	7,221
Accumulated other comprehensive income, net	1,675	2,134	2,102	2,135	2,072

Total stockholders’ equity	32,813	32,464	32,267	32,078	32,105

Total liabilities and stockholders’ equity	$388,767	364,285	348,064	341,839	333,880

(a)	Certain amounts presented in periods prior to the third quarter of 2003 have been reclassified to conform to the presentation in the third quarter of 2003.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	2003			2002

	Third	Second	First	Fourth	Third
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

INTEREST INCOME
Interest and fees on loans	$2,342	2,391	2,407	2,538	2,558
Interest and dividends on securities	874	900	939	978	935
Trading account interest	170	179	174	158	179
Other interest income	301	224	196	203	240

Total interest income	3,687	3,694	3,716	3,877	3,912

INTEREST EXPENSE
Interest on deposits	534	619	639	832	847
Interest on short-term borrowings	332	321	306	295	310
Interest on long-term debt	208	234	257	280	289

Total interest expense	1,074	1,174	1,202	1,407	1,446

Net interest income	2,613	2,520	2,514	2,470	2,466
Provision for loan losses	81	195	224	308	435

Net interest income after provision for loan losses	2,532	2,325	2,290	2,162	2,031

FEE AND OTHER INCOME
Service charges	439	426	430	421	432
Other banking fees	257	248	233	236	232
Commissions (a)	732	459	412	454	440
Fiduciary and asset management fees (a)	657	470	464	447	448
Advisory, underwriting and other investment banking fees (a)	216	220	145	190	149
Trading account profits (losses)	(6)	69	100	(42)	(71)
Principal investing	(25)	(57)	(44)	(105)	(29)
Securities gains	22	10	37	46	71
Other income (a)	351	321	301	331	218

Total fee and other income	2,643	2,166	2,078	1,978	1,890

NONINTEREST EXPENSE
Salaries and employee benefits	2,109	1,748	1,699	1,681	1,588
Occupancy	220	190	197	202	195
Equipment	264	238	234	255	234
Advertising	38	34	32	16	20
Communications and supplies	156	136	141	143	136
Professional and consulting fees	109	104	99	126	111
Other intangible amortization	127	131	140	147	152
Merger-related and restructuring expenses	148	96	64	145	107
Sundry expense	386	311	288	327	402

Total noninterest expense	3,557	2,988	2,894	3,042	2,945

Minority interest in income of consolidated subsidiaries	55	16	9	—	—

Income before income taxes and cumulative effect of a change in accounting principle	1,563	1,487	1,465	1,098	976
Income taxes	475	455	438	203	60

Income before cumulative effect of a change in accounting principle	1,088	1,032	1,027	895	916
Cumulative effect of a change in accounting principle, net of income taxes	17	—	—	—	—

Net income	1,105	1,032	1,027	895	916
Dividends on preferred stock	—	1	4	4	3

Net income available to common stockholders	$1,105	1,031	1,023	891	913

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.83	0.77	0.77	0.66	0.67
Net income	0.84	0.77	0.77	0.66	0.67
Diluted
Income before change in accounting principle	0.82	0.77	0.76	0.66	0.66
Net income	0.83	0.77	0.76	0.66	0.66
Cash dividends	$0.35	0.29	0.26	0.26	0.26
AVERAGE COMMON SHARES
Basic	1,321	1,333	1,335	1,350	1,362
Diluted	1,338	1,346	1,346	1,360	1,374

(a)	Certain amounts presented in periods prior to the third quarter of 2003 have been reclassified to conform to the presentation in the third quarter of 2003.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September 30,

(In millions, except per share data)	2003	2002

INTEREST INCOME
Interest and fees on loans	$7,140	7,758
Interest and dividends on securities	2,713	2,697
Trading account interest	523	507
Other interest income	721	747

Total interest income	11,097	11,709

INTEREST EXPENSE
Interest on deposits	1,792	2,598
Interest on short-term borrowings	959	896
Interest on long-term debt	699	862

Total interest expense	3,450	4,356

Net interest income	7,647	7,353
Provision for loan losses	500	1,171

Net interest income after provision for loan losses	7,147	6,182

FEE AND OTHER INCOME (a)
Service charges	1,295	1,277
Other banking fees	738	709
Commissions	1,603	1,329
Fiduciary and asset management fees	1,591	1,438
Advisory, underwriting and other investment banking fees	581	491
Trading account profits	163	66
Principal investing	(126)	(161)
Securities gains	69	123
Other income	973	755

Total fee and other income	6,887	6,027

NONINTEREST EXPENSE
Salaries and employee benefits	5,556	4,916
Occupancy	607	584
Equipment	736	691
Advertising	104	64
Communications and supplies	433	402
Professional and consulting fees	312	295
Other intangible amortization	398	481
Merger-related and restructuring expenses	308	242
Sundry expense	985	965

Total noninterest expense	9,439	8,640

Minority interest in income of consolidated subsidiaries	80	—

Income before income taxes and cumulative effect of a change in accounting principle	4,515	3,569
Income taxes	1,368	885

Income before cumulative effect of a change in accounting principle	3,147	2,684
Cumulative effect of a change in accounting principle, net of income taxes	17	—

Net income	3,164	2,684
Dividends on preferred stock	5	15

Net income available to common stockholders	$3,159	2,669

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$2.37	1.96
Net income	2.38	1.96
Diluted
Income before change in accounting principle	2.34	1.95
Net income	2.35	1.95
Cash dividends	$0.90	0.74
AVERAGE COMMON SHARES
Basic	1,330	1,359
Diluted	1,343	1,372

(a)	Certain amounts presented in 2002 have been reclassified to conform to the presentation in 2003.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

(In millions)	2003	2002

OPERATING ACTIVITIES
Net income	$3,164	2,684
Adjustments to reconcile net income to net cash provided (used) by operating activities
Cumulative effect of a change in accounting principle	(17)	—
Accretion and amortization of securities discounts and premiums, net	238	16
Provision for loan losses	500	1,171
Securitization gains	(334)	(242)
Gain on sale of mortgage servicing rights	(84)	(47)
Securities transactions	(69)	(123)
Depreciation and other amortization	1,111	1,231
Trading account assets, net	(2,538)	(10,516)
Mortgage loans held for resale	557	(53)
Loss on sales of premises and equipment	34	3
Contribution to qualified pension plan	(418)	(703)
Other assets, net	(11,070)	1,532
Trading account liabilities, net	1,059	6,323
Minority interest	2,099	—
Other liabilities, net	1,804	(4,693)

Net cash used by operating activities	(3,964)	(3,417)

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	17,319	23,009
Maturities of securities	22,651	10,377
Purchases of securities	(51,870)	(38,669)
Origination of loans, net	(2,870)	2,955
Sales of premises and equipment	773	118
Purchases of premises and equipment	(1,009)	(359)
Goodwill and other intangible assets	(64)	(144)
Purchase of bank-owned separate account life insurance	(187)	(147)
Cash equivalents acquired, net of purchases of banking organizations	8,177	9

Net cash used by investing activities	(7,080)	(2,851)

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Purchases of deposits, net	11,977	332
Securities sold under repurchase agreements and other short-term borrowings, net	16,026	(3,239)
Issuances of long-term debt	2,354	3,525
Payments of long-term debt	(4,475)	(5,500)
Issuances of common stock	175	91
Purchases of common stock	(1,405)	—
Cash dividends paid	(1,211)	(1,029)

Net cash provided (used) by financing activities	23,441	(5,820)

Increase (decrease) in cash and cash equivalents	12,397	(12,088)
Cash and cash equivalents, beginning of year	24,936	34,711

Cash and cash equivalents, end of period	$37,333	22,623

NONCASH ITEMS
Transfer to securities from loans	$—	4,070
Transfer to securities from other assets	—	2,246
Transfer to other assets from loans, net	(298)	(1,851)
Issuance of common stock for purchase accounting merger	$—	51